Exhibit F

BY E-MAIL

CONFIDENTIAL

December 18, 2013

Vitran Corporation Inc.

185 The West Mall

Suite 701

Toronto, Ontario

M9C 5L5

Attention: Richard D. McGraw, Chairman of the Board

Dear Sirs:

Further to your press release of December 9th,, 2013 announcing that Vitran Corporation Inc. (“Vitran”) had entered into a definitive Arrangement Agreement under which 2398946 Ontario Inc., an affiliate of Manitoulin Transport Inc. (“Manitoulin Transport”), will acquire all of the issued and outstanding shares of Vitran for USD$6.00 in cash per share, TransForce Inc. (“TransForce” or “we”), together with its legal and financial advisers, has reviewed its alternatives related to the 3,278,232 shares of Vitran currently held by TransForce, representing approximately 19.95% of the total outstanding shares.

Furthermore, we have reviewed in detail the Arrangement Agreement (the “Manitoulin Agreement”) dated December 9th,, 2013 made available on SEDAR and outline herein a proposal which constitutes a Superior Proposal as defined in the Manitoulin Agreement.

TransForce is prepared to acquire all of the issued and outstanding shares of Vitran not owned by it for cash consideration of USD$6.50 per share on terms and conditions virtually identical to those in the Manitoulin Agreement (the “TransForce Transaction”). For greater certainty, we have attached as Appendix A to this letter a blacklined copy of the Manitoulin Agreement highlighting that TransForce will effectively step into the shoes of Manitoulin Transport at a share price of USD$6.50, which is 8.33% greater than the share price under the Manitoulin Agreement. The TransForce Transaction is not subject to any financing or due diligence condition.

In conjunction with the preparation of the TransForce Transaction, TransForce has also amended the terms of the lock-up agreement with Clarke Inc. to extend the term of the lock-up agreement as initially announced on November 1st, 2013. As you know, the shares related to the lock-up agreement represent approximately 2.55% of the total outstanding shares of Vitran.

For our part and the avoidance of any doubt, we are committed to gaining the support of the board of directors of Vitran and announcing the TransForce Transaction as a Superior Proposal as soon as possible. We believe that this process can be finalised within the next 48 hours and you should regard this letter as open for your acceptance until 5 p.m. Eastern on Friday, December 20th, 2013. Your acceptance of this letter will confirm that the board of directors of Vitran considers the TransForce Transaction to be a Superior Proposal as defined in the Manitoulin Agreement and that Vitran, among other things, will deliver a “Superior Proposal Notice” and a draft copy of the TransForce Arrangement Agreement in accordance with section 18 of the Manitoulin Agreement. TransForce agrees that if Vitran terminates the Manitoulin Agreement in accordance with its terms, on the basis that the TransForce Transaction constitutes a Superior Proposal as defined in the Manitoulin Agreement, TransForce will enter into an Arrangement Agreement with Vitran in the form annexed hereto (save for the addition of the date of the agreement). Upon your acceptance of this letter, we expect that TransForce and Vitran will co-ordinate on the content and issuance of our respective press releases, when required.

Please have your financial or legal advisors contact Andrew Armstrong of National Bank Financial Markets at (416) 869-8584 or Neil Wiener of Heenan Blaikie LLP at (514) 846-2208 should you have any questions in relation to this letter or the attached Appendix A.

As we have consistently noted, TransForce will not support any alternative transaction to acquire Vitran. Please do not hesitate to contact the undersigned at (514) 331-4200 should you wish to discuss the above.

Yours very truly,

TRANSFORCE INC.

per:	/s/ Alain Bédard

Alain Bédard
Chairman, President and Chief Executive Officer

AGREED AND ACCEPTED THIS 20th DAY OF DECEMBER, 2013:

VITRAN CORPORATION INC.

per:	/s/ William S. Deluce

Name: William S. Deluce
Title: Interim President and Chief Executive Officer

c.c.	William S. Deluce
Interim President and Chief Executive Officer
Vitran Corporation Inc.

2

Appendix A

[Please see attached Arrangement Agreement]

3

~~EXECUTION COPY~~

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated December ~~9~~—, 2013,

BETWEEN:

2400520 ~~2398946~~ ONTARIO INC., a corporation incorporated under the laws of the Province of Ontario (“Purchaser”)

~~-  and –~~
~~NORTH CHANNEL OF GEORGIAN BAY HOLDINGS LTD., a corporation~~

AND:	TRANSFORCE INC., a corporation incorporated under the federal laws of ~~the Province of Ontario~~Canada (“Parent”)

~~-  and –~~

AND:	VITRAN CORPORATION INC., a corporation incorporated under the laws of the Province of Ontario (“Vitran”)

THIS AGREEMENT WITNESSES THAT in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

1.	Definitions~~:~~

(a)	“Acquisition Proposal” means, other than the Transactions contemplated by this Agreement, (i) any bona fide inquiry or proposal (written or oral) made by a third party (other than Purchaser or any of its Affiliates) regarding any merger, amalgamation, statutory arrangement, share exchange, business combination, take-over bid, sale or other disposition of all or substantially all of the assets, or sale or other disposition of 20% or more of the properties or assets of Vitran and the Vitran Subsidiaries on a consolidated basis, (ii) any recapitalization, reorganization, or liquidation of Vitran or any of the Vitran Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Vitran and the Vitran Subsidiaries, (iii) any sale or issuance of Vitran equity securities or debt convertible into equity securities or rights therein or thereto or rights, options or warrants to acquire any such securities that would result in the increase in the number of Common Shares outstanding, on a fully-diluted basis, by more than 20%, or (iv) any type of similar transaction which would, or could, in any case, constitute a de facto acquisition or change of control of Vitran and would or could, in any case, result in the sale or other disposition of all or material portion of the property and assets of Vitran and the Vitran Subsidiaries on a consolidated basis;

(b)	“Affiliate” has the meaning ascribed thereto in the Securities Act;

(c)	“Agreement” means this arrangement agreement, together with the schedules attached hereto and the Vitran Disclosure Letter and the Purchaser Disclosure Letter, each as amended or supplemented from time to time;

(d)	“Arrangement” means the arrangement under the provisions of Section 182 of the OBCA on the terms set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order (with the consent of Vitran and Purchaser, each acting reasonably);

(e)	“Arrangement Resolution” means the resolution of the Vitran Shareholders to be considered at the Vitran Meeting, approving the Arrangement;

(f)	“Articles of Arrangement” means the articles of arrangement of Vitran in respect of the Arrangement, to be filed with the Director after the Final Order is made;

(g)	“Board Recommendation” has the meaning ascribed thereto in Section 8(b);

(h)	“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario;

(i)	“Change in Recommendation” by the directors of Vitran means (a) any withholding, amendment, withdrawal, modification or qualification (or a public proposal to withhold, amend, withdraw, modify or qualify) to the Board Recommendation by the directors of Vitran in any manner adverse to Purchaser and/or the consummation of the Arrangement; or (b) any approval, acceptance, recommendation or endorsement by the directors of Vitran of, or public proposal by the directors of Vitran to approve, accept, recommend or endorse, or publicly taking no position or a neutral position with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until the third Business Day after receipt of an Acquisition Proposal shall not be deemed to be a Change in Recommendation);

(j)	“Commissioner of Competition” means the Commissioner of Competition appointed pursuant to Subsection 7(1) of the Competition Act or any other Person duly authorized to perform duties on behalf of the Commissioner of Competition;

(k)	“Common Shares” means the issued and outstanding common shares in the capital of Vitran;

(l)	“Competition Act” means the Competition Act (Canada);

(m)	“Competition Act Approval” means (i) the issuance of an advance ruling certificate by the Commissioner of Competition under Subsection 102(1) of the Competition Act to the effect that the Commissioner of Competition is satisfied that she or he would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under Section 92 of the Competition Act with respect to the Transactions contemplated by this Agreement; or (ii) both of the (A) expiry, waiver or termination of the waiting period, including any extension of such waiting period, under Section 123 of the Competition Act or the waiver of the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act in accordance with paragraph 113(c) of the Competition Act, and (B) issuance of a No Action Letter;

(n)	“Completion Deadline” means the date by which the Arrangement is to be completed, which date shall be April 30, 2014 or such later date as may be agreed to in writing by the Parties;

(o)	“Confidentiality Agreement” means the confidentiality agreement dated ~~September 30~~July 5, 2013 between Vitran and ~~an Affiliate of Purchaser~~Parent;

(p)	“Consideration” means the amount of USD$~~6.00~~6.50, being the amount payable for each Common Share pursuant to and in accordance with the terms of the Arrangement;

(q)	“Contaminants” means any pollutant, contaminant or waste of any nature, including without limitation, any hazardous waste, hazardous substance, hazardous material, toxic substance, dangerous substance, dangerous good, or deleterious substance under or pursuant to any applicable Environmental Laws and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials or any substance which is deemed under Environmental Laws to be deleterious to natural resources or worker or public health and safety;

(r)	“Court” means the Ontario Superior Court of Justice;

(s)	“de facto acquisition or change of control” means the acquisition, directly or indirectly, by any Person or group of Persons acting jointly or in concert, of beneficial ownership of, or control or direction over, sufficient voting securities of Vitran to permit such Person or Persons to exercise, or to control or direct the voting of, 50% or more of the total number of votes attached to all outstanding voting securities of Vitran;

(t)	“Director” means the Director appointed pursuant to Section 278 of the OBCA;

(u)	“Dissent Rights” means the rights of holders of Common Shares to dissent in respect of the Arrangement as described in the Plan of Arrangement;

(v)	“Dissenting Shareholder” means a holder of Common Shares who duly exercises Dissent Rights in respect of the Common Shares held by such holder;

(w)	“Effective Date” means the date shown on the certificate of arrangement to be issued by the Director giving effect to the Arrangement on the date of closing of the Arrangement and the other Transactions contemplated in this Agreement, which the Parties agree will be the second Business Day following the satisfaction (or waiver) of the conditions in Sections 11, 12 and 13 or such other date as the Parties may agree to in writing;

(x)	“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

(y)	“Employee” means any individual employed by Vitran or any of the Vitran Subsidiaries on a full-time, part-time or temporary basis who provides services to Vitran or any of the Vitran Subsidiaries, including without limitation, those individuals who are on disability leave, parental leave or other permitted absence and for the purposes of this Agreement includes all independent contractors of Vitran or any of the Vitran Subsidiaries;

(z)	“Employee Plans” has the meaning set out in paragraph (z)(i) of Schedule A hereof;

(aa)	“Encumbrance” means any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, right of first refusal or first offer, occupancy right, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(bb)	“Environmental Approvals” means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by any Governmental Entity pursuant to any Environmental Laws;

(cc)	“Environmental Conditions” mean the generation, discharge, emission or Release into the environment (including, without limitation, ambient air, surface water, groundwater or land), prior to the Effective Date of any Contaminants by any Person in respect of which remedial action is required under any Environmental Laws or as to which any liability is currently or in the future imposed upon any Person based upon the acts or omissions of any Person prior to the Effective Date with respect to any Contaminants or reporting with respect thereto;

(dd)	“Environmental Laws” means all applicable Laws and agreements with Governmental Entities and all other statutory requirements relating to public health and safety, noise control, pollution or the protection of the environment or to the generation, production, installation, use, storage, treatment, transportation, Release or threatened Release of Contaminants, including civil responsibility for acts or omissions with respect to the environment, and all Environmental Approvals issued pursuant to such applicable Law, agreements or other statutory requirements;

(ee)	“Exchanges” means the Toronto Stock Exchange and NASDAQ, and “Exchange” means either one of them;

(ff)	“Fairness Opinion” means the opinion of Stephens Inc. to the effect that, as of the date of such opinion, the Consideration to be received by the Vitran Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Vitran Shareholders;

(gg)	“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed;

(hh)	“fully-diluted basis” means, with respect to the number of outstanding Common Shares at any time, the number of Common Shares that would be outstanding if all rights to acquire Common Shares (including, without limitation, Common Shares issuable upon the exercise or the conversion of convertible securities) were exercised, including for greater certainty, all Common Shares issuable upon the exercise of Vitran Options, whether vested or unvested;

(ii)	“GAAP” means, at any time, generally accepted accounting principles in the United States of America at that time;

(jj)	“Governmental Entity” means any applicable (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) subdivision, agency, commission, board or authority of any of the foregoing, or (iii) quasi-governmental or private body (including any stock exchange or Securities Authority) exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(kk)	“HSR” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

(ll)	“Intellectual Property Right” means any trademark, service mark, registration thereof or application for registration therefore, trade name, license, invention, patent, patent application, industrial designs, trade secret, trade dress, know-how, copyright, copyrightable materials, copyright registration, application for copyright registration, software programs and data bases, names and all derivations thereof, domain name and any other type of proprietary intellectual property right, and all embodiments and fixations thereof and related documentation, registrations and franchises and all additions, improvements and accessions thereto, in each case which is owned or licensed or filed by Vitran, any Vitran Subsidiary or any of their Affiliates or used or held for use in their business, whether registered or unregistered or domestic or foreign;

(mm)	“Interim Order” means the interim order of the Court, as the same may be amended, in respect of the Arrangement, as contemplated by Section 7;

(nn)	“Key Third Party Consents” means the consents from the parties set out in the Vitran Disclosure Letter;

(oo)	“knowledge of Vitran” means the actual knowledge, after due and reasonable inquiry, of the Interim Chief Executive Officer and the Chief Financial Officer of Vitran;

(pp)	“Laws” means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity;

(qq)	“Matching Period” has the meaning set out in Section 18(a)(v);

(rr)

“Material Adverse Change” means, in respect of Vitran, any one or more changes, events or occurrences, and “Material Adverse Effect” means any state of facts which, in either case, either individually or in the aggregate are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of Vitran and the Vitran Subsidiaries, on a consolidated basis, other than any change, event, occurrence or state of facts relating to: (i) the announcement of the execution of this Agreement or the Arrangement or the other Transactions contemplated hereby; (ii) changes in general to political, economic or financial conditions (provided that it does not have a materially disproportionate effect on Vitran relative to comparable companies); (iii) any change in GAAP (provided it does not have a materially disproportionate effect on Vitran relative to comparable companies); (iv) the rate at which Canadian dollars can be exchanged for United States dollars; (v) generally applicable changes in applicable Law (provided that it does not have a materially disproportionate effect on Vitran relative to comparable companies); (vi) the failure of Vitran to meet any internal or public projections, forecasts or estimates of revenues, earnings or cash flow; (vii) any decrease in the market price or any decline in the trading volume of the Common Shares on the Exchanges (it being understood that the causes underlying such change in market price or trading volume (other than those in items (i) to (vi) above) may be taken into account in determining whether a Material Adverse Change or a Material Adverse Effect has occurred), and except as explicitly stated herein, references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a “Material Adverse Change” has occurred or whether a state of facts exists that has or could have a “Material Adverse Effect” and such defined terms and all other references to materiality in this Agreement shall be interpreted without reference to any such amounts;

(ss)	“MI 61-101” means Multilateral Instrument 61-101 “Protection of Minority Shareholders in Special Transactions”;

(tt)	“misrepresentation” has the meaning ascribed thereto in the Securities Act;

(uu)	“OBCA” means the Business Corporations Act (Ontario);

(vv)	“Ordinary Course” means, with respect to an action taken by Vitran, that such action is consistent with the past practices of Vitran and the Vitran Subsidiaries since January 1, 2013 and is taken in the ordinary course of the normal day-to-day operations of the business of Vitran and the Vitran Subsidiaries;

(ww)	“No Action Letter” means written confirmation from the Commissioner of Competition that she or he does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the Transactions contemplated by this Agreement;

(xx)	“Parties” means Vitran, Parent and Purchaser and “Party” means any one of them;

(yy)	“Person” shall be broadly interpreted and includes any natural person, legal person, partnership, limited partnership, joint venture, unincorporated association or other organization, trust, trustee, executor, administrator or liquidator, regulatory body or agency, government or governmental agency, authority or entity, however designated or constituted and whether or not a legal entity;

(zz)	“Plan of Arrangement” means the plan of arrangement substantially in the form and content of Exhibit I annexed hereto and any amendments or variations thereto made in accordance with Article 5 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

(aaa)	“Pre-Acquisition Reorganization” has the meaning set out in Section 8(t) hereof;

(bbb)	“Prohibited Payments” mean any offer, gift, payment, promise to pay or authorization to pay money or anything of value to or for the use or benefit of any government official (including employees and directors of government-owned companies and other state enterprises), political party, party official, candidate for public office or employee of a public international organization in an effort to win or retain business or secure any improper advantage, except that the term does not include any payment to a government official, political party, party official or political candidate that is expressly permitted under the written laws of the country involved, or any facilitating payment that is made solely to secure the provision of routine governmental services;

(ccc)	“Real Property” has the meaning set out in paragraph (t) of Schedule A;

(ddd)	“Real Property Encumbrances” means the Encumbrances over the Real Property disclosed in the Vitran Disclosure Letter;

(eee)	“Release” has the meaning prescribed in any Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Contaminant, whether accidental or intentional, into the environment;

(fff)	“Remediation” means any investigation, clean-up, removal action, remedial action, restoration, repair, response action, corrective action, monitoring, sampling, and analysis, installation, reclamation, closure or post-closure in connection with the suspected, threatened or actual Environmental Condition;

(ggg)	“Representatives” has the meaning set out in Section 16(a);

(hhh)	“SEC” means the Securities and Exchange Commission of the United States of America;

(iii)	“Secured Lender Encumbrances” means the Encumbrances in favour of Vitran’s secured lenders disclosed in the Vitran Disclosure Letter;

(jjj)	“Securities Act” means the Securities Act (Ontario), as amended from time to time;

(kkk)	“Securities Authorities” means the Ontario Securities Commission and the other securities regulatory authorities in the provinces of Canada and the SEC, collectively and “Securities Authority” means any one of them;

(lll)	“SEDAR” means The System for Electronic Document Analysis and Retrieval, a filing system developed for the Canadian Securities Administrators;

(mmm)	“Subsidiary” has the meaning ascribed thereto in the Securities Act;

(nnn)	“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a third party made after the date of this Agreement: (i) to acquire not less than all of the outstanding Common Shares (not owned or controlled by such third party or its Affiliates) or substantially all of the assets of Vitran on a consolidated basis; (ii) that did not result from or involve a breach by Vitran of this Agreement; (iii) that the directors of Vitran have determined in good faith is reasonably capable of being completed without undue delay, taking into account, all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal; (iv) that is not subject to any financing condition; (v) that is not subject to any due diligence condition; and (vi) in respect of which the directors of Vitran determine, in their good faith judgment, after receiving the advice of Vitran’s outside legal counsel and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal, would, if consummated in accordance with its terms, and without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Vitran Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by Purchaser pursuant to Section 18 of this Agreement);

(ooo)	“Superior Proposal Notice” has the meaning set out in Section 18(a)(iv);

(ppp)

“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes and charges, sales taxes, use taxes, ad valorem taxes, value added taxes, subsoil use or extraction taxes and ownership fees, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, health taxes, payroll taxes, employment taxes, Canada Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes, mandatory pension and other social fund taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes, fees, imports, assessments or charges or any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

(qqq)	“Tax Act” means the Income Tax Act (Canada);

(rrr)	“Tax Returns” means all returns, schedules, elections, declarations, reports, information returns and statements required to be filed with any taxing authority relating to Taxes;

(sss)	“Termination Date” means the date upon which this Agreement is terminated pursuant to the terms of this Agreement;

(ttt)	“Termination Fee” has the meaning set out in Section 19(b);

(uuu)	“Termination Fee Event” has the meaning set out in Section 19(b);

(vvv)	“Transactions” means the transactions contemplated by this Agreement and the Plan of Arrangement and including, for greater certainty, the Arrangement;

(www)	“Transportation Act Approval” means that, on or before the Effective Date (a) the Minister of Transport has, pursuant to section 53.1 of the Canada Transportation Act been notified of the Transactions contemplated by this Agreement, and has given notice to Vitran or Purchaser that he is of the opinion that the Transactions contemplated by this Agreement do not raise issues with respect to the public interest as it relates to national transportation, or (b) if the Minister of Transport is of the opinion that the Transactions contemplated by this Agreement ~~raises~~raise issues with respect to the public interest as it relates to national transportation, the Governor-in-Council has approved the Transactions contemplated by this Agreement;

(xxx)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder;

(yyy)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder;

(zzz)	“Vitran Disclosure Letter” means the letter of even date herewith delivered by Vitran to Purchaser in a form accepted by and initialled on behalf of Purchaser, with respect to certain matters in this Agreement;

(aaaa)	“Vitran Documents” has the meaning set out in paragraph (bb) of Schedule A;

(bbbb)	“Vitran DSU Plan” means collectively, the Vitran DSU Plan for Directors and the Vitran DSU Plan for Senior Executives, adopted with effect from September 14, 2005 and January 1, 2006, respectively, each, as amended;

(cccc)	“Vitran DSUs” means the outstanding Deferred Stock Units (DSUs) issued pursuant to the Vitran DSU Plan;

(dddd)	“Vitran Incentive Plans” means the Vitran Stock Option Plan and the Vitran DSU Plan;

(eeee)	“Vitran Meeting” means the special meeting, including any adjournments or postponements thereof, of the Vitran Shareholders to be held, among other things, to consider and, if deemed advisable, to approve the Arrangement;

(ffff)	“Vitran Options” means the outstanding options to purchase Common Shares issued pursuant to the Vitran Stock Option Plan;

(gggg)	“Vitran Optionholders” means, at any time, the holders of Vitran Options, at such time;

(hhhh)	Vitran Proxy Statement” means the preliminary proxy statement and final proxy statement on Schedule 14A to be prepared by Vitran in respect of the Vitran Meeting and filed with the SEC;

(iiii)	“Vitran Required Vote” means the requisite securityholder approval for the Arrangement being: (i) not less than 66-2/3 percent of the votes cast in respect of the Arrangement Resolution by Vitran Shareholders, voting as a single class, present in person or by proxy at the Vitran Meeting; and (ii) such other approval required by the Court or applicable Laws;

(jjjj)	“Vitran Shareholder Rights Plan” means Vitran’s shareholder rights plan agreement dated November 4, 2013 between Vitran and Computershare Trust Company of Canada, as the same may be amended, restated or replaced from time to time;

(kkkk)	“Vitran Shareholders” means, at any time, the holders of Common Shares at such time;

(llll)	“Vitran Stock Option Plan” means the Amended and Restated Vitran Stock Option Plan dated March 18, 2013, as amended; and

(mmmm)	“Vitran Subsidiaries” means Subsidiaries of Vitran and “Vitran Subsidiary” means any one of them.

2.	Arrangement~~:~~

Purchaser and Vitran agree that the Arrangement shall be implemented in accordance with the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

3.	Representations and Warranties of Vitran~~:~~

Vitran hereby makes the representations and warranties set out in Schedule A hereto to and in favour of Purchaser and acknowledges that Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement and the completion of the Arrangement and the other Transactions contemplated by this Agreement.

4.	Representations and Warranties of Purchaser, Guarantee of Parent~~:~~

(a)	Purchaser hereby makes the representations and warranties set out in Schedule B hereto to and in favour of Vitran and acknowledges that Vitran is relying upon such representations and warranties in connection with the entering into of this Agreement and the completion of the Arrangement and the other Transactions contemplated by this Agreement.

(b)	Parent represents and warrants that it is the registered and beneficial holder of all of the shares of Purchaser. Parent hereby unconditionally and irrevocably guarantees in favour of Vitran and covenants and agrees to be jointly and severally liable to Vitran with Purchaser for: (i) the accuracy of all of Purchaser’s representations and warranties contained in this Agreement or in any certificate delivered pursuant hereto and (ii) the due and punctual performance of each and every covenant and obligation of Purchaser arising under this Agreement, subject to the terms hereof. No change, amendment or modification of this Agreement, or waiver of any of its terms, shall diminish, release or discharge the liability of Parent under the provisions of this Section 4(b). The liability of Parent is continuing and shall only be discharged by the full performance by Purchaser of all of its obligations under this Agreement.

5.	Survival of Representations and Warranties~~:~~

The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished at the Effective Time. Any investigation by Purchaser or Vitran and their respective advisors shall not mitigate, diminish or affect the representations and warranties of Vitran, or Purchaser, respectively, contained in this Agreement.

6.	Covenants of Vitran:

Subject to the terms of this Agreement, Vitran hereby covenants and agrees with Purchaser as follows:

(a)	As soon as reasonably practical after the execution and delivery of this Agreement and the preparation of a substantially-completed Vitran Proxy Statement in accordance with Section 8(a), and in cooperation with Purchaser and its representatives, Vitran will apply in a manner acceptable to Purchaser, acting reasonably, under Section 182 of the OBCA for the Interim Order, and thereafter proceed with and diligently seek to obtain the Interim Order. Vitran shall use commercially reasonable efforts to so apply for the Interim Order on or before January 31, 2014.

(b)	As soon as reasonably practical after the execution and delivery of this Agreement and the obtaining of the Interim Order, Vitran will convene and hold the Vitran Meeting with a targeted date on or before March 14, 2014, and in any event before April 15, 2014, for the purpose of considering the Arrangement Resolution (and for any other proper purpose as may be set out in the notice for such Vitran Meeting with the prior approval of Purchaser acting reasonably), in accordance with the Interim Order and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Vitran Meeting without the prior written consent of Purchaser, except for quorum purposes, as required by a Governmental Entity, or as required or permitted under Section 18(d), it being understood that, provided that this Agreement has not been terminated in accordance with its terms, the Vitran Meeting shall be held regardless of whether the directors of Vitran recommend that Vitran Shareholders vote against the Arrangement Resolution or any other Change in Recommendation has occurred.

(c)	Subject to obtaining the approvals as are required by the Interim Order, Vitran will proceed with and diligently pursue the application to the Court for the Final Order as soon as reasonably practicable but in any event, not later than five Business Days after the Arrangement Resolution is passed at the Vitran Meeting, or such later date as may be agreed to by Purchaser and Vitran.

(d)	Subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favour of each Party, Vitran will send to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the OBCA to give effect to the Arrangement no later than the second Business Day after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in Articles 11, 12 and 13 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the Parties.

7.	Interim Order~~.~~

The notice of motion for the application referred to in Section 6(a) shall request that the Interim Order provide:

(a)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Vitran Meeting and for the manner in which such notice is to be provided;

(b)	that the requisite approval for the Arrangement Resolution shall be the Vitran Required Vote;

(c)	that, in all other respects, the terms, restrictions and conditions of the by-laws and articles of Vitran, including quorum requirements and all other matters, shall apply in respect of the Vitran Meeting;

(d)	for the grant of the Dissent Rights;

(e)	that each Vitran Shareholder will have the right to appear before the Court at the hearing of the Court to approve the Final Order so long as such Vitran Shareholder enters an appearance within a reasonable time;

(f)	that the Vitran Meeting may be adjourned or postponed from time to time in accordance with the terms of this Agreement without the need for additional approval of the Court;

(g)	that the record date for Vitran Shareholders entitled to notice of and to vote at the Vitran Meeting will not change in respect of any adjournment(s) of the Vitran Meeting; and

(h)	for the notice requirements respecting the presentation of the application to the Court for a Final Order.

8.	Vitran Proxy Statement, Court Proceedings and Other Covenants.

(a)	Vitran Proxy Statement. Vitran will as promptly as reasonably practicable after the date hereof, prepare and file with the SEC, a preliminary version of the Vitran Proxy Statement in connection with the Arrangement and shall prepare any other documents required by applicable Laws, applicable Securities Authorities, and the applicable rules and policies of the Exchanges in connection with the approval of the Arrangement, and Vitran shall provide Purchaser with a reasonable opportunity to review and comment on the Vitran Proxy Statement and all such other documents and shall give reasonable consideration to any comments made by Purchaser and its counsel and agrees that any information relating solely to Purchaser included in the Vitran Proxy Statement must be in a form and content satisfactory to Purchaser, acting reasonably. Vitran shall use its commercially reasonable efforts to respond to any comments of the SEC in order to cause the Vitran Proxy Statement to become effective as promptly as practicable after the date hereof. None of the information supplied or to be supplied by Vitran for inclusion or incorporation by reference in the Vitran Proxy Statement will, at the time the Vitran Proxy Statement becomes effective, at the time of the Vitran Meeting and at the Effective Time contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time any event relating to or affecting Vitran shall occur as a result of which it is necessary, in the opinion of counsel for Vitran, to supplement or amend the Vitran Proxy Statement in order to make such document not incorrect or misleading, Vitran will forthwith prepare and file with the SEC an amendment or supplement to the Vitran Proxy Statement so that such document, as so supplemented or amended, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances existing at such time, not misleading. The Vitran Proxy Statement will comply as to form and substance in all material respects with the applicable requirements of the U.S. Securities Act, the U.S. Exchange Act, the rules of the Exchanges, applicable Securities Authorities, and all applicable Laws.

(b)

Board Approval, Solicitation of Proxies and Meeting. Vitran hereby approves of and consents to the Arrangement and represents that the directors of Vitran, at a meeting duly called and held, and after consulting with Vitran’s financial (including receiving the Fairness Opinion) and legal advisors have unanimously (a) determined that the Arrangement and the other Transactions are fair to Vitran Shareholders and in the best interests of Vitran, (b) approved and declared advisable this Agreement and the Arrangement, and (c) resolved to recommend to all Vitran Shareholders that they vote in favour of the Arrangement (the “Board Recommendation”). Without limiting the generality of the foregoing, Vitran will ensure that the Vitran Proxy Statement includes: (d) a copy of the Fairness Opinion, (e) a statement that the directors of Vitran have received the Fairness Opinion, and have unanimously, after receiving legal and financial advice, determined that the Arrangement is in the best interests of Vitran and the Vitran Shareholders, and that the Consideration to be received by the Vitran Shareholders is fair to such Shareholders; (f) the Board Recommendation; and (g) a statement that each director and senior officer of Vitran who owns or controls Common Shares intends to vote all of such individual’s Common Shares in favour of the Arrangement. Vitran shall:

(i)	subject to the terms of this Agreement, use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the Transactions contemplated by this Agreement, including, if so requested by Purchaser, acting reasonably, and financed by Purchaser, using dealer and proxy solicitation services firms engaged by Vitran;

(ii)	provide Purchaser with copies of or access to information regarding the Vitran Meeting generated by any dealer or proxy solicitation services firm, as may be reasonably requested from time to time by Purchaser;

(iii)	consult with Purchaser in fixing the date of the Vitran Meeting and the record date of the Vitran Meeting, give notice to Purchaser of the Vitran Meeting and allow Purchaser’s representatives and legal counsel to attend the Vitran Meeting;

(iv)	provide Purchaser, as promptly as reasonably possible, at such times as Purchaser may reasonably request and at least on a daily basis on each of the last ten Business Days prior to the date of the Vitran Meeting with the aggregate tally of the proxies received by Vitran in respect of the Arrangement Resolution;

(v)	advise Purchaser as promptly as reasonably possible, of any communication (written or oral) from or claims brought by (or threatened to be brought by) any Person in opposition to the Arrangement and/or purported exercise or withdrawal of Dissent Rights by Vitran Shareholders;

(vi)	not change the record date for the Vitran Shareholders entitled to vote at the Vitran Meeting in connection with any adjournment or postponement of the Vitran Meeting unless required by applicable Laws;

(vii)	at the reasonable request of Purchaser from time to time, as soon as reasonably practicable, provide Purchaser to the extent available, with a list (in both written and electronic form) of the registered Vitran Shareholders, together with their addresses and respective holdings of Common Shares, with a list of the names and addresses and holdings of all Persons having rights issued by Vitran to acquire Common Shares and a list of non-objecting beneficial owners of Common Shares, together with their addresses and respective holdings of Common Shares, all as of a date that is as close as reasonably practicable prior to the date of delivery of such lists. Vitran shall from time to time require that its registrar and transfer agent furnish Purchaser at Purchaser’s expense with such additional information, including updated or additional lists of Vitran Shareholders and lists of holdings and other assistance as Purchaser may reasonably request in order to be able to communicate with respect to the Arrangement with the Vitran Shareholders entitled to vote on the Arrangement Resolution; and

(viii)	upon the reasonable request of Purchaser and for the sole purpose of attempting to obtain the Vitran Required Vote, Vitran will adjourn or postpone the Vitran Meeting to a date specified by Purchaser, provided that the Vitran Meeting, so adjourned or postponed, will not be later than the date that is thirty days prior to the Completion Deadline.

(c)	Court Proceedings. In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, or otherwise in connection with this Agreement or the Transactions contemplated by this Agreement, Vitran shall:

(i)	diligently pursue obtaining the Interim Order and the Final Order;

(ii)	provide Purchaser and its legal counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to such comments;

(iii)	provide legal counsel to Purchaser on a timely basis with copies of any notice of appearance, evidence or other documents served on Vitran or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(iv)	ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement;

(v)	not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed;

(vi)	oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by Laws to return to Court with respect to the Final Order do so only after notice to, and in consultation and cooperation with, Purchaser; and

(vii)	not object to legal counsel to Purchaser making such submissions on the application for the Interim Order and the application for the Final Order which is not inconsistent in any material respect with the terms of this Agreement and the Plan of Arrangement, as such counsel considers appropriate, provided that Vitran and its legal counsel are advised of the nature of any such submissions prior to the hearing.

(d)	Proceedings. In a timely and expeditious manner, Vitran and the Vitran Subsidiaries shall take all such actions and do all such acts and things as are contemplated herein to be taken or done by Vitran and the Vitran Subsidiaries, as applicable.

(e)	Copy of Documents. Except for non-substantive communications, in addition to the deliveries set out in Section 8(b), Vitran shall furnish as promptly as reasonably practical to Purchaser a copy of each notice, report, schedule or other document or communication delivered, filed or received by Vitran in connection with this Agreement, the Arrangement or the Vitran Meeting or any other meeting related to the Transactions at which all Vitran Shareholders are entitled to attend, any filings made under any applicable Laws and any dealings or communications with any Governmental Entity, Securities Authority or Exchange in connection with, or in any way affecting, the Arrangement or the other Transactions contemplated by this Agreement.

(f)	Usual Business. Other than in connection with completing the Arrangement or as are required by applicable Laws or any Governmental Entity, Vitran shall, and shall cause the Vitran Subsidiaries to conduct business only in, and not take any action except in, the Ordinary Course and shall use its reasonable commercial efforts to preserve intact the current business organization of Vitran and the Vitran Subsidiaries, keep available the services of the present senior officers of Vitran, and the Vitran Subsidiaries and maintain good relations with, and the goodwill of, Persons having business relationships with Vitran or any of the Vitran Subsidiaries.

(g)	Certain Actions Prohibited. Other than in contemplation of or as required to give effect to the Arrangement or the Transactions contemplated herein or as required by applicable Laws or any Governmental Entity, Vitran shall not (and shall ensure that the Vitran Subsidiaries do not), without the prior written consent of Purchaser, directly or indirectly do or permit to occur any of the following:

(i)	issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, or permit a Vitran Subsidiary to issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Vitran or any of the Vitran Subsidiaries, other than the issue of up to 590,750 Common Shares pursuant to the exercise of the Vitran Options issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

(ii)	other than in the Ordinary Course, or as set out in the Vitran Disclosure Letter, in respect of rights, properties or assets that are not, either individually or in the aggregate, material to Vitran, sell, lease or otherwise dispose of, or permit any of the Vitran Subsidiaries to sell, lease or otherwise dispose of, any material property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(iii)	amend or propose to amend the articles or by-laws (or their equivalent) of Vitran or any of the Vitran Subsidiaries or, except for purposes of and as provided in Section 8(v), any of the terms of the Vitran Options or Vitran DSUs as they exist at the date of this Agreement;

(iv)	split, combine or reclassify any of the shares of Vitran or any of the Vitran Subsidiaries, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Common Shares;

(v)	redeem, purchase or offer to purchase or permit any of the Vitran Subsidiaries to redeem, purchase or offer to purchase, any Common Shares;

(vi)	reorganize, amalgamate or merge Vitran or any of the Vitran Subsidiaries with any other Person other than another Vitran Subsidiary;

(vii)	acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(viii)	(A) satisfy or settle any material claims or disputes which are, individually or in the aggregate material to Vitran; (B) relinquish any contractual rights which are, individually or in the aggregate material to Vitran; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the Ordinary Course and not for speculative purposes;

(ix)	except as set out in the Vitran Disclosure Letter, incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money in excess of USD$1,000,000 in the aggregate, or permit any of the Vitran Subsidiaries to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money;

(x)	except as required by GAAP, any other generally accepted accounting principle to which any Vitran Subsidiary may be subject or any applicable Laws, make any changes to the existing accounting practices of Vitran or make any material tax election inconsistent with past practice;

(xi)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Vitran or any of the Vitran Subsidiaries;

(xii)	make any capital expenditure or commitment to do so other than in the Ordinary Course or which individually or in the aggregate exceed USD$1,000,000 except in accordance with the approved annual budget of Vitran or as disclosed in the Vitran Disclosure Letter;

(xiii)	make any material Tax election, information schedule, return or designation, settle or compromise any material Tax claim, assessment, reassessment or liability, file any material amended Tax Return, enter into any material agreement with a Governmental Entity with respect to Taxes, surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, consent to the extension or waiver of the limitation period applicable to any material Tax matter or materially amend or change any of its methods or reporting income, deductions or accounting for income Tax purposes except as may be required by Law;

(xiv)

knowingly take any action or knowingly permit inaction or knowingly enter into any transaction that could reasonably be expected to have the effect of materially reducing or eliminating the amount of the tax cost “bump” pursuant to paragraphs 88(1)(c) and 88(1)(d) of the Tax Act in respect of the securities of any Affiliates of Vitran or any Vitran Subsidiary and other non-depreciable capital property owned by Vitran or any of the Vitran Subsidiaries on the date hereof, upon an amalgamation or winding-up of Vitran or any of the Vitran Subsidiaries (or any of their respective successors);

(xv)	make an “investment” (as that term is defined in section 212.3 of the Tax Act) in any corporation that is, or will be prior to the Effective Time, a “foreign affiliate” of Vitran for purposes of the Tax Act;

(xvi)	make any bonus or profit sharing distribution or similar payment of any kind, other than pursuant to the employment agreements, retention agreements and transaction incentive agreements disclosed in the Vitran Disclosure Letter;

(xvii)	except as required by Laws: (i) adopt, enter into or amend any Employee Plan (other than entering into an employment or consulting agreement in the Ordinary Course with a new non-management employee who was not employed or retained by Vitran or a Vitran Subsidiary on the date of this Agreement or renewing an existing employment or consulting agreement in the Ordinary Course); (ii) pay any benefit to any director or officer of Vitran or any of the Vitran Subsidiaries or to any Employee that is not required under the terms of any Employee Plan or the employment, retention or transaction incentive agreements in effect on the date of this Agreement as disclosed in the Vitran Disclosure Letter; (iii) grant, accelerate, increase or otherwise amend any payment, award or other benefit, in any material respect, payable to, or for the benefit of, any director or officer of Vitran or any of the Vitran Subsidiaries or to any Employee; (iv) make any material determination under any Employee Plan that is not in the Ordinary Course; or (v) take or propose any action to effect any of the foregoing;

(xviii)	enter into or amend any contract with any broker, finder or investment banker; or

(xix)	agree or commit to do any of the foregoing.

(h)	Insurance. Vitran shall use its reasonable commercial efforts, and shall cause the Vitran Subsidiaries to use their reasonable commercial efforts, to cause their respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and reinsurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(i)	Certain Actions. Vitran shall:

(i)	not take any action and cause the Vitran Subsidiaries to not take any action, that would interfere with or be inconsistent with the completion of the Arrangement and the other Transactions contemplated by this Agreement or would render, or that could reasonably be expected to render, any representation or warranty made by Vitran in this Agreement untrue or inaccurate at any time prior to the Effective Date if then made; and

(ii)	promptly notify Purchaser of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts which could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by Vitran of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Vitran contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate.

(j)	No Compromise. Vitran shall not, and shall cause the Vitran Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any securities of Vitran in connection with the Arrangement prior to the Effective Date without the prior written consent of Purchaser, which will not be unreasonably withheld.

(k)	Contractual Obligations. Except in the Ordinary Course, and other than as required by applicable Laws, Vitran shall not, and shall cause the Vitran Subsidiaries not to, enter into, renew or modify in any material respect any material contract, agreement, lease, commitment or arrangement to which Vitran or any of the Vitran Subsidiaries is a party or by which any of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement.

(l)	Satisfaction of Conditions. Vitran shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement and the other Transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

(i)	obtain all consents (including Key Third Party Consents), approvals and authorizations as are required to be obtained by Vitran or any of the Vitran Subsidiaries under any applicable Laws or from any Governmental Entity which would, if not obtained, materially impede the completion of the Arrangement and the other Transactions contemplated herein or have a Material Adverse Effect;

(ii)	effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by Vitran or any of the Vitran Subsidiaries in connection with the Arrangement and participate and appear in any proceedings of any Party hereto before any Governmental Entity;

(iii)	oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the Arrangement or seeking to stop, or otherwise adversely affecting the ability of the Parties hereto to consummate, the Arrangement;

(iv)	fulfill all conditions and satisfy all provisions of this Agreement required to be fulfilled or satisfied by Vitran;

(v)	cooperate with Purchaser in connection with the performance by it of its obligations hereunder, provided, however, that other than as set out in this Agreement, the foregoing shall not be construed to obligate Vitran to pay or cause to be paid any monies or to cause any liability to be incurred to cause such performance to occur; and

(vi)	file the definitive Vitran Proxy Statement with the SEC.

(m)	Refrain from Certain Actions. Vitran shall not take any action, refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which could reasonably be expected to materially impede the completion of the Arrangement or which could have a Material Adverse Effect, provided that where Vitran is required to take any such action or refrain from taking such action (subject to commercially reasonable efforts) as a result of this Agreement, it shall as promptly as reasonably practical notify Purchaser in writing of such circumstances.

(n)	Cooperation. Vitran shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the Arrangement and take all reasonable action necessary to be in compliance with such Laws.

(o)	Representations. Vitran shall use its commercially reasonable efforts to conduct its affairs and to cause the Vitran Subsidiaries to conduct their affairs so that all of the representations and warranties of Vitran contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(p)	Information. Vitran shall continue to make available and cause to be made available to Purchaser and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable Purchaser to effect a thorough examination of Vitran and the Vitran Subsidiaries and the business, properties and financial status thereof. Subject to applicable Laws, upon reasonable notice, Vitran shall, and shall cause the Vitran Subsidiaries to, afford officers, employees, counsel, accountants and other authorized representatives and advisors of Purchaser reasonable access, during normal business hours from the date hereof until the earlier of the Effective Date or the termination of this Agreement, to the properties, books, contracts and records as well as to the management personnel of Vitran and the Vitran Subsidiaries, and, during such period, Vitran shall, and shall cause the Vitran Subsidiaries to, furnish as promptly as reasonably practical to Purchaser all information concerning the business, properties and personnel of Vitran and the Vitran Subsidiaries as Purchaser may reasonably request. Investigations made by or on behalf of Purchaser, whether under this Section 8(p) or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by Vitran in this Agreement.

(q)	Closing Documents. Vitran shall execute and deliver, or cause to be executed and delivered, at the closing of the Arrangement and the other Transactions contemplated hereby such customary agreements, certificates, resolutions and other closing documents as may be required by Purchaser hereto, all in form satisfactory to Purchaser, acting reasonably.

(r)	Resignations and Releases. Subject to obtaining confirmation that insurance coverage is maintained as contemplated in Section 9(j), Vitran shall use commercially reasonable efforts to obtain and deliver to Purchaser at the Effective Date evidence reasonably satisfactory to Purchaser of the resignation and release of all claims against Vitran and the Vitran Subsidiaries, effective as of the Effective Date, of the directors of Vitran and the Vitran Subsidiaries designated by Purchaser to Vitran prior to the Effective Date.

(s)	Shareholder Rights Plan. Vitran and its directors shall take all action necessary, immediately prior to the Effective Time, to waive the application of the Vitran Shareholder Rights Plan to the Arrangement.

(t)

Pre-Acquisition Reorganizations. Vitran agrees that, upon request by Purchaser, Vitran shall, and shall cause each of the Vitran Subsidiaries to, use its commercially reasonable efforts to (i) effect such reorganizations of its business, operations and assets and the integration of other affiliated businesses as Purchaser may request, acting reasonably (each a “Pre-Acquisition Reorganization”) provided that the Pre-Acquisition Reorganization is not prejudicial to Vitran, any of the Vitran Subsidiaries or the Vitran Shareholders, and (ii) cooperate with Purchaser and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken. Purchaser acknowledges and agrees that the Pre-Acquisition Reorganizations shall not (A) delay or prevent consummation of the Arrangement and the other Transactions contemplated herein (including by giving rise to litigation by third parties or the need for prior approval of the Vitran Shareholders), or (B) be considered in determining whether a representation or warranty of Vitran hereunder has been breached, it being acknowledged by Purchaser that these actions could require the consent of third parties under applicable contracts. Purchaser shall provide written notice to Vitran of any proposed Pre-Acquisition Reorganization at least ten Business Days prior to the Effective Date. Upon receipt of such notice, Purchaser and Vitran shall work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganizations. The Parties shall seek to have any such Pre-Acquisition Reorganization made effective as of the last moment of the day ending immediately prior to the Effective Time (but after Purchaser shall have waived or confirmed that all conditions to completion of the Arrangement have been satisfied).

(u)

Cooperation on Debt Financing. Vitran shall use its commercially reasonable efforts to provide, and shall cause the Vitran Subsidiaries and its and their representatives to use its and their commercially reasonable efforts to provide, to Purchaser all such reasonable and timely cooperation as may be reasonably requested by Purchaser and at Purchaser’s cost and expense, and that is customary in connection with its financing of the Consideration payable in respect of the Arrangement, including: (a) participating in meetings, drafting sessions and due diligence sessions, (b) making available to Purchaser and its financing sources such financial and other pertinent information regarding Vitran and the Vitran Subsidiaries as may be reasonably requested by Purchaser, (c) assisting Purchaser and its financing sources in the preparation of documents required in connection with its financing, (d) assisting Purchaser and its financing sources in connection with matters relating to title to assets or property, (e) facilitating the pledging of Vitran collateral, (f) cooperating with Purchaser and its financing sources in connection with any syndication of the financing, if required, and (g) facilitating the execution and delivery of definitive documents related to the financing. Purchaser acknowledges and agrees that Vitran and the Vitran Subsidiaries and officers and representatives have no responsibility for any financing that Purchaser may raise in connection with the Transactions contemplated hereby. Purchaser also acknowledges and agrees that the obtaining financing by Purchaser is not a condition to any of its obligations hereunder, regardless of the reasons why financing is not obtained or whether such reasons are within or beyond the control of Purchaser. For the avoidance of doubt, if any financing referred to in this Section 8(u), is not obtained, Purchaser shall continue to be obligated to consummate the Transactions contemplated by this Agreement, subject to the terms and conditions contemplated by this Agreement. Purchaser shall indemnify and save harmless Vitran and the Vitran Subsidiaries and their respective officers, directors, employees, agents, advisors and representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any assistance and cooperation in connection with such financing (including actual out-of-pocket costs and expenses for filing fees and external counsel).

(v)	Incentive Plans. Subject to the terms and conditions of this Agreement and the Plan of Arrangement, Vitran will cause the following to be completed prior to the Effective Time:

(i)	All Vitran Options which are outstanding immediately prior to the Effective Time will accelerate and vest effective immediately prior to the Effective Time and all Vitran Options which are outstanding immediately prior to the Effective Time and have an exercise price that is greater than the amount of the Consideration will be terminated and cancelled at the Effective Time, without any payment.

(ii)	All outstanding Vitran DSUs which are outstanding immediately prior to the Effective Time will vest effective immediately prior to the Effective Time.

(iii)	The Parties acknowledge that the outstanding Vitran Options and Vitran DSUs shall be treated in accordance with the provisions of the Plan of Arrangement. The Parties acknowledge that no deduction will be claimed by Vitran in respect of any payment made to a holder of Vitran Options in respect of Vitran Options pursuant to the Plan of Arrangement who is a resident of Canada or who is employed in Canada (both within the meaning of the Tax Act), in computing the Parties’ taxable income under the Tax Act, and Vitran shall: (i) where applicable, make an election pursuant to subsection 110(1.1) of the Tax Act in respect of the cash payments made in exchange for the surrender of Vitran Options, and (ii) provide evidence in writing of such election to holders of Vitran Options, it being understood that holders of Vitran Options shall be entitled to claim any deductions available to such Persons pursuant to the Tax Act in respect of the calculation of any benefit arising from the surrender of Vitran Options.

(w)	In addition:

(i)

Purchaser shall indemnify and save harmless Vitran and the Vitran Subsidiaries and their respective officers, directors, employees, agents, advisors and representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization (including actual out-of-pocket costs and expenses for filing fees and external counsel);

(ii)	any Pre-Acquisition Reorganization shall not become effective unless Purchaser shall have confirmed in writing the satisfaction or waiver of all conditions in its favour and shall have confirmed in writing that it is prepared to promptly, without condition, proceed to effect the Arrangement;

(iii)	any Pre-Acquisition Reorganization shall not in the determination of Vitran, acting reasonably, unreasonably interfere in the material operations prior to the Effective Time of Vitran or any of the Vitran Subsidiaries;

(iv)	unless the Parties otherwise agree, any Pre-Acquisition Reorganization shall not require any filings with, notifications to or approvals of any Governmental Entity or third party;

(v)	any Pre-Acquisition Reorganization shall not require Vitran or any Vitran Subsidiary to contravene any applicable Laws, their respective organizational documents or any contract;

(vi)	Vitran and the Vitran Subsidiaries shall not be obligated to take any action that could result in any Taxes being imposed on, or any adverse Tax or other consequences to, any securityholder of Vitran incrementally greater than the Taxes or other consequences to such Party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization; and

(vii)	such cooperation by Vitran in any Pre-Acquisition Reorganization shall not require the directors, officers or Employees of Vitran to take any action in any capacity other than as a director, officer or employee, as applicable.

(x)	Rule 16b-3. Prior to the Effective Time, Vitran shall take such steps as may be reasonably necessary or advisable to cause dispositions of Vitran equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of Vitran to be exempt under Rule 16b-3 promulgated under the U.S. Exchange Act to the extent permitted by applicable Laws.

9.	Covenants of Purchaser~~:~~

Purchaser hereby covenants and agrees with Vitran as follows:

(a)	Information for Vitran Proxy Statement. Purchaser agrees to cooperate with Vitran in connection with the preparation of the Vitran Proxy Statement and any related filing and any other documents required by applicable Laws, applicable Securities Authorities, and the applicable rules and policies of the Exchanges in connection with the approval of the Arrangement, and to take such steps as may be deemed reasonably necessary by Vitran to facilitate the preparation and filing of the Vitran Proxy Statement. None of the information supplied or to be supplied by Purchaser for inclusion or incorporation by reference in the Vitran Proxy Statement will, at the time the Vitran Proxy Statement becomes effective, at the time of the Vitran Meeting and at the Effective Time contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time any event with respect to Purchaser or its officers and directors shall occur that is required to be described in the Vitran Proxy Statement, Purchaser shall notify Vitran thereof by reference to this section and cooperate with Vitran in preparing and filing with the SEC and, as required by Law, disseminating to the Vitran Shareholders an amendment or supplement which accurately describes such event or events in compliance with all provisions of applicable law.

(b)	Proceedings. In a timely and expeditious manner, Purchaser shall take all such actions and do all such acts and things as are contemplated herein to be taken or done by Purchaser.

(c)	Certain Actions. Purchaser shall:

(i)	not take any action that would interfere with or be inconsistent with the completion of the Arrangement and the other Transactions contemplated by this Agreement or would render, or that could reasonably be expected to render, any representation or warranty made by Purchaser in this Agreement untrue or inaccurate at any time prior to the Effective Date if then made; and

(ii)	promptly notify Vitran of (A) any breach by Purchaser of any covenant or agreement contained in this Agreement, and (B) any event occurring subsequent to the date hereof that would render any representation or warranty of Purchaser contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate.

(d)	Satisfaction of Conditions. Purchaser shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all of the conditions precedent to its obligations to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including using its commercially reasonable efforts to:

(i)	obtain all consents, approvals and authorizations as are required to be obtained by Purchaser under any applicable Laws or from any Governmental Entity which would, if not obtained, materially impede the completion of the Arrangement;

(ii)	effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by Purchaser in connection with the Arrangement and participate and appear in any proceedings of, any Party hereto before any Governmental Entity;

(iii)	oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the Arrangement, or seeking to stop, or otherwise adversely affecting the ability of the Parties hereto to consummate, the Arrangement;

(iv)	fulfill all conditions and satisfy all provisions of this Agreement required to be fulfilled or satisfied by Purchaser; and

(v)	cooperate with Vitran in connection with the performance by it of its obligations hereunder, provided, however, that other than as set out in this Agreement, the foregoing shall not be construed to obligate Purchaser to pay or cause to be paid any monies or to cause any liability to be incurred to cause such performance to occur.

(e)	Refrain from Certain Actions. Purchaser shall not take any action, shall refrain from taking any action (subject to commercially reasonable efforts), and shall not permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which could reasonably be expected to materially impede the completion of the Arrangement, provided that where Purchaser is required to take any such action or refrain from taking such action (subject to commercially reasonable efforts) as a result of this Agreement, it shall as promptly as reasonably practical notify Vitran in writing of such circumstances.

(f)	Cooperation. Purchaser shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the Arrangement and take all reasonable action necessary to be in compliance with such Laws.

(g)	Representations. Purchaser shall use its commercially reasonable efforts to conduct its affairs so that all of the representations and warranties of Purchaser contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(h)	Closing Documents. Purchaser shall execute and deliver, or cause to be executed and delivered at the closing of the Arrangement and the other Transactions contemplated hereby such customary agreements, certificates, opinions, resolutions and other closing documents as may be required by Vitran, all in form satisfactory to Vitran, acting reasonably.

(i)	Employment Arrangements. Purchaser hereby covenants and agrees that it will, and will cause Vitran and the Vitran Subsidiaries to honour and abide by and perform the terms of all agreements of Vitran and the Vitran Subsidiaries with Employees in effect on the Effective Date, including without limitation, under employment agreements, retention agreements, and transaction incentive agreements disclosed in the Vitran Disclosure Letter.

(j)

Indemnification and Insurance. Purchaser covenants and agrees that all rights to indemnification or exculpation in favour of the current and former directors and officers of Vitran and the Vitran Subsidiaries described in the Vitran Disclosure Letter shall be honoured by Purchaser. Prior to the Effective Date, Vitran shall and, if Vitran is unable to, Purchaser shall cause Vitran as of the Effective Time to, obtain and fully pay the premium for the extension of the directors’, officers’ and employees’ insurance policies of Vitran and the Vitran Subsidiaries for a claims reporting or run-off and extended reporting period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as Vitran’s current insurance carriers with respect to directors’, officers’ and employees’ liability insurance, and with terms, conditions, retentions and limits of liability that are no less favourable to the indemnified persons than the coverage provided under existing policies of Vitran and the Vitran Subsidiaries in effect on the Effective Date hereof, with respect to protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date (including in connection with the approval or completion of the Arrangement and the other Transactions contemplated by this Agreement or arising out of or related to this Agreement and the Transactions contemplated hereby); provided that Purchaser will not be required to pay any amounts in respect of coverage prior to the Effective Time and provided further that the cost of such “runoff” policies shall not exceed 150% of Vitran’s current annual aggregate premium for policies currently maintained by Vitran and the Vitran Subsidiaries. If Vitran for any reason fails to obtain such “runoff” insurance policies as of the Effective Time, Purchaser will, or will cause Vitran and the Vitran Subsidiaries to, maintain in effect without any reduction in scope or coverage for six years from the Effective Time customary policies of directors’ and officers’ liability insurance providing protection no less favourable to the indemnified persons than the protection provided by the policies maintained by Vitran and the Vitran Subsidiaries which are in effect on the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date;

provided that Purchaser will not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 150% per year of Vitran’s current annual aggregate premium for policies currently maintained by Vitran (including in connection with the approval or completion of the Arrangement and the other Transactions contemplated by this Agreement or arising out of or related to this Agreement and the Transactions contemplated hereby); provided that if the cost in any year does exceed 150% of Vitran’s current annual aggregate premium for policies currently maintained by Vitran, Purchaser will or will cause Vitran and the Vitran Subsidiaries to maintain as much coverage is available for the cost equal to 150% of Vitran’s current annual aggregate premium for policies currently maintained by Vitran. Purchaser shall cause Vitran to ensure that the articles and/or by-laws of Vitran and the Vitran Subsidiaries (or their respective successors) shall contain the provisions with respect to indemnification set forth in Vitran’s or the applicable Subsidiary’s articles and/or by-laws, which provisions shall not, except to the extent required by applicable Laws, be amended, repealed or otherwise modified for a period of six years from the Effective Date in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Date, were directors or officers of Vitran or any of the Vitran Subsidiaries. The provisions of this Section 9(j) are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, Vitran hereby confirms that it is acting as agent and trustee on their behalf. Furthermore, this Section 9(j) shall survive the termination of this Agreement as a result of the occurrence of the Effective Date and continue in full force and effect in accordance with the terms hereof.

(k)	Payment of Consideration. Purchaser will, following receipt of the Final Order and prior to the Effective Time, deposit or cause to be deposited with the depository under the Arrangement sufficient funds in escrow to pay the aggregate Consideration to be paid pursuant to the Arrangement to Vitran Shareholders, Vitran Optionholders and holders of Vitran DSUs.

10.	Competition Act Approval, Transportation Act Approval, HSR Approval and Key Third Party Consents

(a)	As soon as reasonably practicable after the date hereof, each Party, or where appropriate, both Parties jointly, shall make all notifications, filings, applications and submissions with Governmental Entities required or advisable, and shall use commercially reasonable efforts to obtain Competition Act Approval, Transportation Act Approval the Key Third Party Consents and approval under the HSR, as applicable. Purchaser and Vitran shall equally share the filing fees for the request for Competition Act Approval, Transportation Act Approval and approval under the HSR, as applicable.

(b)	Subject to applicable Law, the Parties shall cooperate with one another in connection with obtaining Competition Act Approval, Transportation Act Approval, the Key Third Party Consents, approvals under the HSR, as applicable, including providing or submitting on a timely basis, and as promptly as practicable, all documentation and information that is required, or reasonably advisable, in connection with obtaining Competition Act Approval, Transportation Act Approval, the Key Third Party Consents and any approval under the HSR, as applicable, and use their reasonable commercial efforts to ensure that such information does not contain a misrepresentation.

(c)	The Parties shall (i) cooperate with and keep one another fully informed as to the status of and the processes and proceedings relating to obtaining Competition Act Approval, Transportation Act Approval, the Key Third Party Consents and any approvals under the HSR, as applicable, and (ii) shall not make any submissions or filings, participate in any substantive meetings or any material conversations with any Governmental Entity in respect of any filings, investigations or other inquiries related to the Arrangement or this Agreement unless it consults with the other Party in advance and, to the extent not precluded by such Governmental Entity, gives the other Party the opportunity to review drafts of any submissions or filings, or attend and participate in any substantive meetings or material communications. Despite the foregoing, submissions, filings or other written communications with any Governmental Entity may be redacted as necessary before sharing with the other Party to address reasonable attorney-client or other privilege or confidentiality concerns, provided that a Party must provide external legal counsel to the other Party non-redacted versions of drafts or final submissions, filings or other written communications with any Governmental Entity on the basis that the redacted information will not be shared with its clients.

11.	Mutual Conditions of Arrangement~~:~~

The obligations of Purchaser and Vitran to complete the Arrangement and the other Transactions contemplated by this Agreement shall be subject to the following conditions:

(a)	the Vitran Required Vote shall have been obtained at the Vitran Meeting;

(b)	the Effective Time shall be on or before the Completion Deadline;

(c)	there shall not be in force any Laws, ruling, order or decree, and there shall not have been any action taken by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement or other Transactions contemplated herein in accordance with the terms hereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement and the other Transactions contemplated herein which has a Material Adverse Effect or a material adverse effect on Purchaser;

(d)	Competition Act Approval, Transportation Act Approval and all approvals and waiting periods under the HSR, as applicable, shall have been obtained on terms satisfactory to the Parties, acting reasonably;

(e)	the Interim Order and the Final Order shall each have been obtained in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably, on appeal or otherwise; and

(f)	this Agreement shall not have been terminated pursuant to the terms hereof.

The foregoing conditions are for the mutual benefit of the Parties hereto and may be waived in respect of a Party hereto, in whole or in part, by such Party hereto in writing at any time. If any such conditions shall not be complied with or waived as aforesaid on or before the Completion Deadline or, if earlier, the date required for the performance thereof, or become incapable of being satisfied prior to then, then any Party hereto may terminate this Agreement by written notice to the other Party in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by such rescinding Party hereto.

12.	Conditions Precedent to the Obligations of Purchaser~~:~~

The obligation of Purchaser to complete the Arrangement and the other Transactions contemplated herein shall be subject to the satisfaction of the following conditions:

(a)	the representations and warranties made by Vitran in this Agreement that are qualified by the expression “Material Adverse Change” or “Material Adverse Effect” or materiality shall be true and correct as of the Effective Date, in all respects, as if made on and as of such date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and all other representations and warranties made by Vitran in this Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and Vitran shall have provided to Purchaser a certificate of an officer thereof certifying such accuracy or lack of “Material Adverse Change” or “Material Adverse Effect” on the Effective Date;

(b)	there shall not have occurred a Material Adverse Effect;

(c)	holders of not more than 10% of the Common Shares shall have exercised Dissent Rights;

(d)	the Effective Time shall occur no later than the Completion Deadline;

(e)	the Key Third Party Consents shall have been obtained; and

(f)	Vitran shall have complied in all material respects with its covenants in this Agreement and Vitran shall have provided to Purchaser a certificate of an officer thereof certifying that, as of the Effective Date, Vitran has so complied with its covenants in this Agreement.

The foregoing conditions are for the benefit of Purchaser and may be waived, in whole or in part, by Purchaser in writing at any time. If any of such conditions shall not be complied with or waived by Purchaser on or before the Completion Deadline or, if earlier, the date required for the performance thereof, or become incapable of being satisfied prior to then, then Purchaser may terminate this Agreement by written notice to Vitran in circumstances where the failure to satisfy any such condition is not the result of a breach of this Agreement by Purchaser.

13.	Conditions Precedent to the Obligations of Vitran~~:~~

The obligations of Vitran to complete the Arrangement and the other Transactions contemplated herein shall be subject to the satisfaction of the following conditions:

(a)	the representations and warranties made by Purchaser in this Agreement that are qualified by materiality shall be true and correct as of the Effective Date, in all respects, as if made on and as of such date and all other representations and warranties made by Purchaser in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date, and Purchaser shall have provided to Vitran a certificate of an officer thereof certifying such accuracy on the Effective Date;

(b)	Purchaser shall have complied in all material respects with its covenants in this Agreement and Purchaser shall have provided to Vitran a certificate of an officer thereof, certifying that, as of the Effective Date, Purchaser has so complied with its covenants in this Agreement; and

(c)	Purchaser shall have deposited or caused to be deposited with the depository in escrow the funds provided for in Section 9(k), and the depository shall have confirmed to Vitran receipt of such funds.

The foregoing conditions are for the benefit of Vitran and may be waived, in whole or in part, by Vitran in writing at any time. If any of such conditions shall not be complied with or waived by Vitran on or before the Completion Deadline or, if earlier, the date required for the performance thereof, or become incapable of being satisfied prior to then, then Vitran may terminate this Agreement by written notice to Purchaser in circumstances where the failure to satisfy any such condition is not the result of a breach of this Agreement by Vitran.

14.	Completion Deadline~~:~~

Purchaser and Vitran shall use their reasonable commercial efforts to complete the Arrangement and the other Transactions contemplated herein by the Completion Deadline.

15.	Notice and Cure Provisions~~:~~

Each Party hereto shall give notice as promptly as reasonably practical to the other Party of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure, would be likely to or could:

(a)	cause any of the representations or warranties of such Party hereto contained herein to be untrue or inaccurate in any respect on the date hereof or on the Effective Date;

(b)	result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such Party hereto prior to the Effective Date; or

(c)	result in the failure to satisfy any of the conditions precedent in favour of the other Party hereto contained in Sections 11, 12, or 13 hereof, as the case may be.

Subject as herein provided, a Party hereto may elect not to complete the Arrangement and the other Transactions contemplated hereby pursuant to the conditions contained in Sections 11, 12 and 13 hereof or exercise any termination right arising therefrom; provided, however, that (i) as promptly as reasonably practical and in any event prior to the Effective Date, the Party hereto intending to rely thereon has delivered a written notice to the other Party hereto specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters which the Party hereto delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, and (ii) if any such notice is delivered, and a Party hereto is proceeding diligently, at its own expense, to cure such matter, if such matter is susceptible to being cured, the Party hereto which has delivered such notice may not terminate this Agreement until the earlier of the Completion Deadline and the expiration of a period of 10 days from date of delivery of such notice.

16.	No Solicitation~~:~~

(a)	Except as expressly provided in Sections 16, 17 or 18, Vitran shall not, directly or indirectly, through any officer, director, Employee, representative (including any financial or other adviser) or agent of Vitran or any of the Vitran Subsidiaries (collectively “Representatives”), or otherwise, and shall not permit any such Person to:

(i)

solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any non- public information, properties, facilities, books or records of Vitran or any Vitran Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(ii)	enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than Purchaser and its Affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(iii)	effect a Change in Recommendation; or

(iv)	accept or enter into (other than a confidentiality agreement permitted by and in accordance with Section 17(a)) or publicly propose to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal.

(b)	Except as otherwise provided in this Section 16, Vitran shall, and shall cause the Vitran Subsidiaries and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation, or other activities commenced prior to the date of this Agreement with any Person (other than Purchaser and its Affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, Vitran will:

(i)	immediately discontinue access to any data room to any such Person; and

(ii)	within two Business Days, request, and exercise all rights it has to require (i) the return or destruction of all copies of any confidential information regarding Vitran or any Vitran Subsidiary provided to any Person, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding Vitran or any Subsidiary, in each case provided to such Person in connection with a potential Acquisition Proposal and using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(c)

Vitran represents and warrants that Vitran has not waived any confidentiality, standstill or similar agreement or restriction to which Vitran or any Vitran Subsidiary is a Party and entered into in connection with any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and further covenants and agrees (i) that Vitran shall take all necessary action to enforce each confidentiality, standstill, or similar agreement to which Vitran or any Vitran Subsidiary is a party in connection with any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and (ii) that neither Vitran, nor any Vitran Subsidiary or any of their respective Representatives have or will, without the prior written consent of Purchaser, release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting Vitran, or any of the Vitran Subsidiaries, under any confidentiality, standstill or similar agreement, to which Vitran or any Vitran Subsidiary is a party and entered into in connection with any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal.

17.	Responding to an Acquisition Proposal~~:~~

(a)	Notwithstanding Section 16 and any other provision of this Agreement, if at any time following the date of this Agreement and prior to obtaining the Vitran Required Vote, Vitran receives an unsolicited written Acquisition Proposal that is not in breach of any confidentiality or standstill agreement between Vitran or any of the Vitran Subsidiaries and the Person making such Acquisition Proposal, Vitran may contact the Person making such Acquisition Proposal and its representatives to clarify the terms and conditions of such Acquisition Proposal and the likelihood of consummation so as to determine whether such proposal is, or could reasonably be expected to lead to, a Superior Proposal. If the directors of Vitran thereafter determine in good faith, after consultation with Vitran’s financial advisors and outside legal counsel, (disregarding, for the purposes of any such determination, any term of such Acquisition Proposal that provides for a due diligence investigation and/or a financing condition) constitutes or could reasonably be expected to constitute a Superior Proposal, then, following compliance with Section 17(b), Vitran may:

(i)	furnish information with respect to Vitran and the Vitran Subsidiaries to the Person making such Acquisition Proposal; and

(ii)

enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the Person making such Acquisition Proposal, provided that, (i) Vitran has been, and continues to be, in compliance with its obligations under Sections 17 and 18 and (ii) Vitran will not, and will not allow its Representatives to, disclose any non- public information to such Person without first entering into a confidentiality and standstill agreement with such Person on terms and conditions no less onerous or more beneficial to such Person than those in the Confidentiality Agreement and otherwise containing terms and conditions that are customary for such agreements, Vitran promptly provides Purchaser with a copy of such confidentiality and standstill agreement and Vitran promptly provides to Purchaser any material non- public information concerning Vitran or the Vitran Subsidiaries provided to such other Person which was not previously provided to Purchaser. Any such confidentiality and standstill agreement may not include a provision calling for an exclusive right to negotiate with Vitran and may not restrict Vitran from complying with Sections 17 and 18.

(b)	Vitran will, as soon as practicable and in any event within 24 hours of receipt by Vitran, notify Purchaser, first orally and then in writing, of any Acquisition Proposal which any director, senior officer or agent thereof is or becomes aware of, after the date hereof, any amendment to any such proposal or any request for non-public information relating to Vitran or the Vitran Subsidiaries (such notice to include a copy of any written Acquisition Proposal and the name of the Person submitting such Acquisition Proposal or making such inquiry, request or contact) and will keep Purchaser reasonably informed as to the status, including any changes to the material terms and conditions of such Acquisition Proposal and the negotiations relating thereto.

(c)	Nothing in this Agreement shall prevent the directors of Vitran from responding in a manner that is consistent with and in accordance with the provisions of Section 16, or from making such disclosure as is necessary for the directors of Vitran to act in a manner consistent with their fiduciary duties (including through a directors’ circular or otherwise as required by applicable Laws to an Acquisition Proposal that they determine is not a Superior Proposal). In addition, nothing in this Agreement shall be deemed to prohibit Vitran or the directors of Vitran from taking and disclosing to the Vitran Shareholders a position contemplated by Rule 14d-9 or Rule 14e-2 under the U.S. Exchange Act or (ii) making any “stop- look-and-listen” communication to the Vitran Shareholders pursuant to Rule 14d- 9(f) under the U.S. Exchange Act; provided that, in the case of a disclosure pursuant to clause (i) that is not a “stop-look-and-listen” or other similar communication contemplated by Rule 14d-9(f) under the U.S. Exchange Act, the directors of Vitran shall expressly reaffirm its recommendation of the Arrangement in such disclosure unless its approval or recommendation has been withdrawn, modified or qualified in accordance with Section 20.

18.	Right to Match~~:~~

(a)	Vitran may take any action that is prohibited by Sections 16(a)(iii) or (iv) in respect of any Acquisition Proposal if and only if:

(i)	such Acquisition Proposal constitutes a Superior Proposal;

(ii)	Vitran has been, and continues to be, in compliance with its obligations under Sections 16, 17 and 18;

(iii)	such Acquisition Proposal is in writing and Purchaser has been provided with a copy of the letter of intent or agreement relating to such Superior Proposal;

(iv)	Vitran has delivered to the Purchaser a written notice of the determination of the directors of Vitran that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the directors of Vitran to make a Change in Recommendation and to accept, approve, endorse, recommend or enter into a definitive agreement with respect to such Superior Proposal, which notice will include the director’s determination regarding the value or range of value in financial terms that the directors of Vitran have, in consultation with Vitran’s financial advisors, determined should be ascribed to any non-cash consideration, if any, offered under the Superior Proposal (the “Superior Proposal Notice”);

(v)	at least five Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which Purchaser received the Superior Proposal Notice and the date on which Purchaser received a copy of the letter of intent or agreement relating to such Superior Proposal;

(vi)	if Purchaser has offered to amend this Agreement and the Arrangement pursuant to Section 18(b), the directors of Vitran (i) have determined in good faith, after consultation with Vitran’s outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (compared to the terms of the Arrangement as proposed to be amended by Purchaser under Section 18(b)); and

(vii)	Vitran has terminated this Agreement pursuant to Section 20(a)(iii)2) and paid any applicable Termination Fee pursuant to Section 19(b).

(b)	During the Matching Period: (i) Purchaser will have the opportunity (but not the obligation) to offer to amend the Arrangement and this Agreement in order for such Acquisition Proposal to cease to be a Superior Proposal, (ii) the directors of Vitran shall review any offer made by Purchaser to amend the terms of this Agreement and the Arrangement in good faith after consultation with Vitran’s outside legal and financial advisors, in order to determine whether such offer would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (iii) Vitran shall negotiate in good faith with Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable Purchaser to proceed with the Transactions contemplated by this Agreement on such amended terms. If the directors of Vitran determine that such Acquisition Proposal would cease to be a Superior Proposal, Vitran shall promptly so advise Purchaser and the Parties shall amend this Agreement to reflect such offer made by Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(c)	The right of Purchaser under this Section 18 to amend the Arrangement shall apply to a maximum of two amendments or modifications to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Vitran Shareholders or other material terms or conditions thereof and Purchaser shall not have the right to further amend the Arrangement in respect of a third such amendment or modification to any Acquisition Proposal.

(d)	If Vitran provides a Superior Proposal Notice to Purchaser after a date that is less than seven Business Days before the Vitran Meeting, Vitran shall either proceed with or shall postpone the Vitran Meeting to a date that is not more than seven Business Days after the scheduled date of the Vitran Meeting, as directed by Purchaser.

(e)	Vitran shall advise the Vitran Subsidiaries and their respective Representatives of the prohibitions set out in Sections 16, 17 and 18 and any violation of the restrictions set forth in these sections by Vitran, the Vitran Subsidiaries or the respective Representatives is deemed to be a breach of these sections by Vitran.

19.	Termination Fee~~:~~

(a)	Despite any other provision in this Agreement relating to the payment of fees and expenses, if a Termination Fee Event occurs, Vitran shall pay Purchaser the Termination Fee in accordance with Section 19(c).

(b)	For the purposes of this Agreement, “Termination Fee” means an amount equal to USD$4,000,000 and “Termination Fee Event” means the termination of this Agreement:

(i)	by Purchaser, pursuant to Sections 20(a)(iv)2)(A) or 20(a)(iv)2)(B) (Change in Recommendation);

(ii)	by Vitran pursuant to Section 20(a)(iii)2) (Superior Proposal); or

(iii)	by Vitran or Purchaser pursuant to Section 20(a)(ii)1) (Shareholders Vote Against) or Section 20(a)(ii)2) (Lapse of the Completion Deadline), if:

(1)	prior to such termination, an Acquisition Proposal is made or publicly announced or otherwise publicly disclosed by any Person (other than Purchaser or any of its Affiliates) or any Person (other than Purchaser or any of its Affiliates) shall have publicly announced an intention to do so and such Acquisition Proposal has not been withdrawn; and

(2)	within twelve months following the date of such termination (A) an Acquisition Proposal (that is the same Acquisition

Proposal referred to in Section 19(b)(iii)1)) above) is consummated or effected, or (B) Vitran or one or more of the Vitran Subsidiaries, directly or indirectly, in one or more transactions, enters into a contract in respect of the same Acquisition Proposal referred to in Section 19(b)(iii)1) above and such Acquisition Proposal is later consummated or effected, provided however that for the purposes of this Section 19 all references to 20% in the definition of Acquisition Proposal shall be deemed to be references to 50%.

(c)	If a Termination Fee Event occurs in the circumstances set out in Section 19(b)(i), the Termination Fee shall be paid within five Business Days following such Termination Fee Event. If a Termination Fee Event occurs in the circumstances set out in Section 19(b)(ii), the Termination Fee shall be paid concurrently with such termination (and shall be a condition to the effectiveness of such termination by Vitran). If a Termination Fee Event occurs in the circumstances set out in Section 19(b)(iii), the Termination Fee shall be paid on the consummation/closing of the Acquisition Proposal. Any Termination Fee shall be paid by Vitran to Purchaser (or as Purchaser may direct by notice in writing), by wire transfer in immediately available funds to an account designated by Purchaser.

(d)	The obligation to make any payment required by this Section 19 shall survive any termination of this Agreement. Vitran acknowledges that the agreements contained in this Section 19 are an integral part of the Transactions contemplated by this Agreement, and that without these agreements Purchaser would not enter into this Agreement, and that the amounts set out in this Section 19 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which Purchaser will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties. Vitran irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Purchaser agrees that the payment of the Termination Fee in the manner provided in this Section 19 is the sole remedy of Purchaser as against Vitran and the Vitran Subsidiaries, shareholders, advisors, directors and officers in respect of the event giving rise to such payment. Nothing herein will affect the right to seek injunctive and other equitable relief in accordance with Section 21(e) to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement.

(e)	Any Termination Fee payable by Vitran hereunder will be reduced by and without duplication of any of the ~~amount~~ costs to be reimbursed to Purchaser by Vitran pursuant to Section 21(b).

20.	Termination~~:~~

(a)	This Agreement may be terminated by:

(i)	the mutual written agreement of the Parties; or

(ii)	either Vitran or Purchaser if:

(1)	the Vitran Required Vote is not obtained at the Vitran Meeting in accordance with the Interim Order provided that neither Party may terminate this Agreement pursuant to this Section 20(a)(ii)1) if the failure to obtain the Vitran Required Vote has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(2)	the Effective Time does not occur on or prior to the Completion Deadline except that the right to terminate this Agreement pursuant to this Section 20(a)(ii)2) will not be available to a Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Completion Deadline.

(iii)	Vitran if:

(1)	subject to Section 15, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Purchaser set forth in this Agreement (including if Purchaser does not deposit or cause to be deposited with the depositary sufficient funds to complete the Transactions contemplated by this Agreement as required pursuant to Section 9(k)) occurs that would cause the conditions set forth in Sections 11 or 13 not to be satisfied, and such condition is incapable of being satisfied on or prior to the Completion Deadline; provided that any intentional breach shall be deemed to be incurable and provided further that Vitran is not then in breach of this Agreement so as to cause the conditions set forth in Sections 11 or 12 not to be satisfied; or

(2)	prior to obtaining the Vitran Required Vote, the directors of Vitran approve and authorize Vitran to enter into a written definitive agreement providing for the implementation of a Superior Proposal in compliance with this Agreement.

(iv)	Purchaser if:

(1)	subject to Section 15, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Vitran set forth in this Agreement occurs that would cause the conditions set forth in Sections 11 or 12 not to be satisfied, and such condition is incapable of being satisfied on or prior to the Completion Deadline; provided that any intentional breach shall be deemed to be incurable and provided further that Purchaser is not then in breach of this Agreement so as to cause the conditions set forth in Section 11 or 13 not to be satisfied;

(2)	(A) the directors of Vitran shall have made a Change in Recommendation, (B) the directors of Vitran fail to publicly recommend or reaffirm the Board Recommendation within five Business Days after having been requested in writing by Purchaser to do so (or in the event that the Vitran Meeting is scheduled to occur within such five Business Day period, prior to the Business Day immediately prior to the date of the Vitran Meeting), or (C) Vitran breaches Sections 17, 18 or 19 in any material respect; or

(3)	there has occurred a Material Adverse Change.

(b)	The Party desiring to terminate this Agreement pursuant to this Section 20 (other than pursuant to Section 20(a)(i)) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right and if applicable shall comply with Section 15.

21.	Miscellaneous

(a)	Notices. Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party hereto shall be in writing and shall be delivered by hand to the Party hereto to which the notice is to be given at the following address or sent by facsimile to the following numbers or to such other address or facsimile number as shall be specified by a Party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 5:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for service of each of the Parties hereto shall be as follows:

(i)	if to Vitran:

Vitran Corporation Inc.

185 The West Mall, Suite 701

Toronto ON M9C 5L5

Attention: Chief Executive Officer

Facsimile: (416) 596-8039

with a copy (which shall not constitute notice) to:

McMillan LLP

181 Bay Street, Suite 4400

Toronto ON M5J 2T3

Attention: Carl De Vuono

Facsimile: (416) 865-7048

(ii)	if to Purchaser and Parent:

~~North Channel of Georgian Bay Holdings Ltd. 154 Highway 540B~~

TransForce Inc.
8801 Trans-Canada Hwy, Suite 500
~~Gore Bay~~Saint-Laurent, ~~ON P0P 1~~QC H~~0~~4S 1Z6

Attention:	Alain Bédard, Chairman, President and Chief Executive Officer

~~Attention: Gord Smith~~ Facsimile: (~~705~~514) ~~282~~331-~~2322~~4113

with a copy (which shall not constitute notice) to:

Heenan Blaikie LLP

~~Wildeboer Dellelce LLP 365~~

~~Bay Street, Suite 800~~

~~Toronto, ON M5H 2V1~~

1250 René-Lévesque Blvd. West, Suite 2500

Montreal, QC H3B 4Y1

Attention: Neil Wiener

~~Attention: Rob Wortzman~~ Facsimile: (~~416~~514)  ~~361~~921-~~1790~~1208

(b)	Costs. Except as otherwise provided herein, each of Purchaser and Vitran shall pay its own costs and expenses (including all legal, accounting and financial advisory fees and expenses) in connection with the Arrangement and the other Transactions contemplated herein including expenses related to the preparation, execution and delivery of this Agreement and the other documents required to be prepared and/or entered into hereunder or thereunder. In the event that this Agreement is terminated pursuant to Section 20(a)(ii)1), then Vitran shall pay to Purchaser its actual documented third party expenses incurred by Purchaser in connection with this Agreement and the Arrangement up to a maximum amount of CDN$1,500,000, such payment to be made to Purchaser, by wire transfer of immediately available funds within two Business Days following the later of: (i) receipt by Vitran of receipts or invoices documenting such actual third party expenses; and (ii) such termination.

(c)	Public Announcements. Purchaser and Vitran agree to make a press release with respect to the Arrangement and the other Transactions contemplated herein as soon as practicable after the execution by them of this Agreement and to otherwise coordinate the public disclosure and presentations made by them with respect to the Arrangement and the other Transactions contemplated herein. Purchaser and Vitran further agree that there will be no public announcement or other disclosure of the Arrangement and the other Transactions contemplated herein unless they have mutually agreed thereto or unless otherwise required by applicable Laws or by regulatory instrument, rule or policy based on the advice of counsel, which shall include the filing of the press release and a copy of the Arrangement Agreement with the SEC on Form 8-K in a timely manner in accordance with Vitran’s SEC reporting obligations. If either Purchaser or Vitran is required by applicable Laws or regulatory instrument, rule or policy to make a public announcement with respect to the Arrangement and the other Transactions contemplated herein, such Party hereto will provide as much notice to the other of them as reasonably possible, including the proposed text of the announcement.

(d)	Law. This Agreement shall be governed by and be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and waives any defences to the maintenance of an action in the courts of the Province of Ontario.

(e)

Remedies. The Parties hereto acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any Party hereto or its representatives and advisors and that such breach may cause the non- breaching Party hereto irreparable harm. Accordingly, the

Parties hereto agree that, in the event of any such breach or threatened breach of this Agreement by one of the Parties hereto, Vitran (if Purchaser is the breaching Party) or Purchaser (if Vitran is the breaching Party) will be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof including, without limitation, Section 19 hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder or at law or in equity to each of the Parties hereto.

(f)	Amendment. This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Vitran Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Vitran Shareholders, and any such amendment may, subject to the Interim Order and Final Order and Laws, without limitation: (i) change the time for performance of any of the obligations or acts of the Parties; (ii) modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement; (iii) modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or (iv) waive or modify compliance with any conditions contained in this Agreement.

(g)	Assignment. Neither Party hereto may assign its rights or obligations under this Agreement without the prior written consent of the other Party hereto; provided that Purchaser may, without the consent of Vitran, assign all or any part of its rights and/or obligations under this Agreement to an Affiliate, but, if such assignment takes place, Purchaser shall continue to be bound by this Agreement notwithstanding such assignment.

(h)	Time of the Essence. Time shall be of the essence in this Agreement.

(i)	Binding Effect. This Agreement shall be binding upon and shall enure to the benefit of the Parties hereto and their respective successors and permitted assigns.

(j)	Waiver. Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing and executed by the Party hereto granting such waiver or right.

(k)	Currency. Except as expressly indicated otherwise, all sums of money referred to in this Agreement are expressed and shall be payable in United States dollars funds.

(l)	Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

(m)	Confidentiality Agreement. The Parties acknowledge that the Arrangement and the other Transactions contemplated by this Agreement are subject to the Confidentiality Agreement, which agreement shall continue in full force and effect. For greater certainty, any discussions in connection with this Agreement shall be treated by the Parties hereto as strictly confidential and shall not (without the prior consent of the other Party hereto or as contemplated or provided herein) be disclosed by either Party hereto to any Person other than a director, officer, employee, agent, shareholder or professional advisor of or to that Party hereto with a need to know for purposes connected with the Transactions contemplated by this Agreement and then only on a confidential basis and also on the basis that the Party concerned will be liable for any breach of confidentiality by a Person to whom it makes disclosure. In the event of a conflict between the provisions hereof and any provision of the Confidentiality Agreement, the provisions hereof shall prevail.

(n)	Entire Agreement. This Agreement, together with the Confidentiality Agreement, contains the entire agreement between the Parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings with respect thereto.

(o)	Date for Any Action. If the date on or by which any action is required or permitted to be taken hereunder by a Party is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(p)	Execution in Counterparts. This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same document.

[Signatures on Next Page]

2400520 ONTARIO INC.

per:
	Name:	Alain Bédard
	Title:	President

TRANSFORCE INC.

per:
	Name:	Alain Bédard
	Title:	Chairman, President and Chief Executive Officer

VITRAN CORPORATION INC.

per:
.	Name:	William Deluce
	Title:	Interim President and Chief Executive Officer

~~2398946 ONTARIO INC.~~

~~Name:~~	~~Myles MacLeod~~
~~Title:~~	~~Director~~

~~NORTH CHANNEL OF GEORGIAN BAY HOLDINGS LTD.~~

~~Name:~~	~~Myles MacLeod~~
~~Title:~~	~~VP Finance / Director~~

  48

~~VITRAN CORPORATION INC.~~

~~Name:~~	~~William Deluce~~
~~Title:~~	~~Interim President and Chief Executive Officer~~

  49

EXHIBIT I

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 182

OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1

~~INTERPRETATION~~

INTERPRETATION

Section 1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings. All other terms that are capitalized herein, and not otherwise defined in this Plan of Arrangement, shall have the meaning attributed to them in the Arrangement Agreement.

“Amalco” means the continuing corporation resulting from the amalgamation of Vitran and the Purchaser pursuant to subsection 2.2(i) of this Plan of Arrangement.

“Arrangement” means the arrangement under the provisions of Section 182 of the OBCA on the terms set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order (with the consent of Vitran and Purchaser, each acting reasonably).

“Arrangement Agreement” means the arrangement agreement dated December ~~9~~—, 2013, among Purchaser, Parent and Vitran, as amended, supplemented and/or restated in accordance therewith prior to the Effective Date, providing for, among other things, the Arrangement.

“Arrangement Resolution” means the resolution of the Vitran Shareholders to be considered at the Vitran Meeting, approving the Arrangement.

“Articles of Arrangement” means the articles of arrangement of Vitran in respect of the Arrangement, to be filed with the Director after the Final Order is made.

“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario.

“Certificate” means the certificate of arrangement giving effect to the Arrangement, issued pursuant to Section 183 of the OBCA after the Articles of Arrangement have been filed.

“Common Shares” means the issued and outstanding Common Shares in the capital of Vitran.

“Consideration” has the meaning set out in Section 2.2(d).

“Court” means the Superior Court of Justice (Ontario).

“Depositary” means such trust company or other Person as may be appointed by Purchaser, from time to time, to act as depositary for the purpose of the Arrangement.

“Director” means the Director appointed pursuant to Section 278 of the OBCA.

“Dissent Rights” has the meaning ascribed thereto in Section 3.1.

“Dissenting Shareholders” means a Vitran Shareholder who exercises Dissent Rights.

“Effective Date” means the date shown on the Certificate.

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date.

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed.

“Interim Order” means the interim order of the Court, as the same may be amended, in respect of the Arrangement, as contemplated by Section 7 of the Arrangement Agreement.

“Laws” means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any governmental authority.

“Letter of Transmittal” means the letter(s) of transmittal for use by the Vitran Shareholders, in the form(s) accompanying the Vitran Proxy Circular.

“Liens” means all mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges, claims or rights of third parties of any kind, including, without limitation, any option, agreement, right of first refusal or right of first offer or limitation on voting rights.

“OBCA” means the Business Corporations Act (Ontario) and the regulations thereunder, as in effect as of the date hereof and as may be amended from time to time prior to the Effective Time.

“Parent” means  ~~North Channel of Georgian Bay Holdings Ltd~~TransForce Inc., a corporation existing under the federal laws of ~~the Province of Ontario~~Canada.

“Person” shall be broadly interpreted and includes any natural person, legal person, partnership, limited partnership, joint venture, unincorporated association or other organization, trust, trustee, executor, administrator or liquidator, regulatory body or agency, government or governmental agency, authority or entity, however designated or constituted and whether or not a legal entity.

“Purchaser” means ~~2398946~~2400520 Ontario Inc., a corporation existing under the laws of the Province of Ontario.

“Vitran DSU Plan” means collectively, the Vitran DSU Plan for Directors and the Vitran DSU Plan for Senior Executives, adopted with effect from September 14, 2005 and January 1, 2006, respectively, each, as amended.

“Vitran DSUs” means the outstanding Deferred Stock Units (DSUs) issued pursuant to the Vitran DSU Plan.

“Vitran Incentive Plans” means collectively, the Vitran Stock Option Plan and the Vitran DSU Plan.

“Vitran Meeting” means the special meeting, including any adjournments or postponements thereof, of the Vitran Shareholders to be held, among other things, to consider and, if deemed advisable, to approve the Arrangement.

“Vitran Options” means the outstanding options to purchase Common Shares issued pursuant to the Vitran Stock Option Plan.

“Vitran Optionholders” means, at any time, the holders of Vitran Options, at such time.

“Vitran Proxy Circular” means the management information circular to be prepared by Vitran in respect of the Vitran Meeting.

“Vitran Securities” means collectively, Common Shares, Vitran Options, Vitran DSUs and any other shares or securities of any nature heretofore issued by Vitran from time to time.

“Vitran Securityholders” means collectively, at any time, the Vitran Shareholders, the Vitran Optionholders and the holders of Vitran DSUs at such time.

“Vitran Shareholder Rights Plan” means Vitran’s shareholder rights plan agreement dated November 4, 2013 between Vitran and Computershare Trust Company of Canada, as amended, supplemented and/or restated from time to time.

“Vitran Shareholders” means, at any time, the holders of Common Shares at such time.

“Vitran Stock Option Plan” means the Amended and Restated Vitran Stock Option Plan dated March 18, 2013, as amended.

Section 1.2	Sections and Headings

The division of this Plan of Arrangement into sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement.

Unless otherwise indicated, any reference in this Plan of Arrangement to a section or an exhibit refers to the specified section of or exhibit to this Plan of Arrangement.

Section 1.3	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa and words importing any gender include all genders.

Section 1.4	Currency

Except as expressly indicated otherwise, all sums of money referred to in this Plan of Arrangement are expressed and shall be payable in United Dollars.

Section 1.5	Time

Time shall be of the essence in each and every matter or thing herein provided. Unless otherwise indicated, all times expressed herein are local time in Toronto, Ontario.

Section 1.6	Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

ARTICLE 2

~~ARRANGEMENT~~

ARRANGEMENT

Section 2.1	Binding Effect

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) Vitran, (ii) Purchaser, and (iii) all Vitran Securityholders.

Section 2.2	Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)	Vitran Shareholder Rights Plan. The Vitran Shareholder Rights Plan shall be terminated (and all rights issued thereunder shall expire) and shall be of no further force or effect.

(b)

Dissenting Shareholders. Each Common Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof to Purchaser, without any further act or formality on its part, free and clear of all Liens, in consideration for the fair value for each such Common Share held by such holder as determined and payable in accordance with Article 3 of this

Plan of Arrangement. The holders of such Common Shares shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to acquire or transfer such Common Shares in accordance with this Section 2.2(b) and the name of such holders will be removed from the register of holders of Common Shares. Purchaser will be deemed to be the legal and beneficial owner of such Common Shares free and clear of all Liens, at the Effective Time and will be recorded as the registered holder of the Common Shares so transferred.

(c)	Vitran Options. Holders of Vitran Options which are outstanding and have an exercise price less than the amount of the Consideration immediately prior to the Effective Time will be entitled to receive an amount per Vitran Option equal to the difference between the Consideration and the exercise price in respect of such Vitran Options (less applicable withholdings) and such Vitran Options will be cancelled at the Effective Time. All other Vitran Options will be cancelled at the Effective Time, without any payment in respect thereof.

(d)	Common Shares. Each Common Share outstanding immediately prior to the Effective Time held by a Vitran Shareholder (other than those held by Dissenting Shareholders who are entitled to receive fair value for the Common Shares held by them and other than those held by Purchaser and any Affiliate of Purchaser), shall be transferred by the holder thereof to Purchaser in exchange for the amount of USD$~~6.00~~6.50 for each one Common Share held (the “Consideration”). The holders of such Common Shares shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to acquire or transfer such Common Shares in accordance with this Section 2.2(d) and the name of such holders will be removed from the register of holders of Common Shares of Vitran. Vitran will be deemed to be the legal and beneficial owner of such Common Shares free and clear of all Liens, at the Effective Time and will be recorded as the registered holder of the Common Shares so transferred.

(e)	Vitran DSUs. Holders of Vitran DSUs which are outstanding immediately prior to the Effective Time will be entitled to receive an amount per Vitran DSU equal to the Consideration and such Vitran DSUs will be cancelled at the Effective Time.

(f)	Other Vitran Securities. Any and all other Vitran Securities that represent or that may be exercised for, or converted into, shares or other securities of Vitran shall be fully and finally cancelled and terminated at the Effective Time, and the holders thereof shall have no further rights or entitlements thereunder.

(g)	Vitran Incentive Plans. The Vitran Incentive Plans shall be terminated (and all rights issued thereunder shall expire) at the Effective Time and shall be of no further force or effect.

(h)	Tax Election. Vitran shall make an election to cease to be a “public corporation” under s. 89(1) of the Income Tax Act (Canada). For greater certainty, such election shall be deemed to have been made prior to the amalgamation of Vitran and Purchaser described in Section 2.2(i).

(i)	Amalgamation. Vitran and Purchaser shall be amalgamated and continued as one corporation under the OBCA to form Amalco in accordance with the following:

(i)	Name. The name of Amalco shall be “Vitran Corporation Inc.”;

(ii)	Registered Office. The registered office of Amalco shall be located at ~~154 Highway 540B, Gore~~ Bay Adelaide Centre, 333 Bay Street, Suite 2900, Toronto, Ontario ~~P0P 1~~M5H~~0~~ 2T4;

(iii)	Share Provisions. Amalco shall be authorized to issue an unlimited number of common shares without nominal or par value to which shares shall be attached the following rights (i) to vote at any meeting of shareholders of Amalco; (ii) to receive any dividend declared by Amalco; and (iii) to receive the remaining property of Amalco upon dissolution;

(iv)	Restrictions on Share Transfers. None;

(v)	Other Provisions. The other provisions forming part of the Articles of Amalco shall be those of Purchaser, mutatis mutandis;

(vi)	Directors. (A) directors of Amalco shall, until otherwise changed in accordance with the OBCA, consist of a minimum number of one director and a maximum number of ten directors; (B) the number of directors on the board of directors of Amalco shall initially be set at one; and (C) the initial directors of Amalco immediately following the amalgamation shall be the directors of Purchaser at the Effective Time;

(vii)	Business and Powers. There shall be no restrictions on the business Amalco may carry on or on the powers it may exercise;

(viii)	Stated Capital. The aggregate stated capital of Amalco will be an amount equal to the paid up capital for the purposes of the Tax Act of the common shares in the capital of Purchaser immediately before the amalgamation;

(ix)	By-laws. The by-laws of Amalco shall be the by-laws of the Purchaser, mutatis mutandis;

(x)	Effect of Amalgamation. The provisions of subsections 179 (9.1) (b), (c), (d) and (e) of the OBCA shall apply to the amalgamation;

(xi)	Articles. The Articles of Arrangement filed to give effect to the Arrangement shall be deemed to be the articles of amalgamation of Amalco and the Certificate of Arrangement issued in respect of such Articles of Arrangement by the Director under the OBCA shall be deemed to be the certificate of amalgamation of Amalco; and

(xii)	Effect of Amalgamation on Vitran Securities. On the amalgamation:

(A)	each issued and outstanding Common Share shall be cancelled without any repayment of capital; and

(B)	each issued and outstanding common share in the capital of Purchaser shall survive and continue as one (1) common share in the capital of Amalco.

ARTICLE 3

RIGHTS OF DISSENT

Section 3.1	Rights of Dissent

Holders of Common Shares may exercise rights of dissent with respect to such Common Shares pursuant to and in the manner set forth in section 185 of the OBCA and this Section 3.1 (the “Dissent Rights”) in connection with the Arrangement; provided that, notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by Vitran not later than 5:00 p.m. (Toronto time) on the second Business Day preceding the Vitran Meeting. Holders of the Common Shares who duly exercise such rights of dissent and who:

(a)	are ultimately determined to be entitled to be paid fair value for their Common Shares shall be deemed to have transferred such Common Shares to Purchaser in accordance with Section 2.2(b) hereof to the extent the fair value therefor is paid by Vitran and will not be entitled to any other payment or consideration; or

(b)	are ultimately determined not to be entitled, for any reason, to be paid fair value for their Common Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Common Shares and shall receive the Consideration from Purchaser on the basis determined in accordance with Section 2.2(d) hereof, but in no case shall Vitran, Purchaser or any other Person be required to recognize such holders as holders of Common Shares after the Effective Time, and the names of such holders of Common Shares shall be deleted from the registers of holders of Common Shares at the Effective Time.

ARTICLE 4

CERTIFICATES

Section 4.1	Common Shares, Vitran Options and Vitran DSUs

(a)	Prior to the Effective Date, Purchaser will deposit with the Depositary cash in an amount equal to the aggregate Consideration to be received by Vitran Shareholders pursuant Section 2.2 hereof payable in accordance with the provisions of Article 2 hereof.

(b)	As soon as practicable after the Effective Date, upon a Vitran Shareholder depositing with the Depositary certificates representing Common Shares accompanied by a duly-completed and executed Letter of Transmittal and such other documents and instruments as the Depositary may reasonably require, Purchaser shall cause the Depositary to deliver, to the applicable Vitran Shareholder in accordance with the Letter of Transmittal, a cheque representing the amount of Consideration such Vitran Shareholder is entitled to receive as specified in Section 2.2 in accordance with the terms of the Arrangement, less applicable withholdings.

(c)	On the Effective Date, Purchaser shall deliver, to the applicable Vitran Optionholder and holder of Vitran DSUs, a cheque representing the amount of Consideration such Vitran Optionholder or holder of Vitran DSUs is entitled to receive as specified in Section 2.2 in accordance with the terms of the Arrangement, less applicable withholdings.

(d)	On and after the Effective Time, certificates formerly representing Common Shares, Vitran Options and Vitran DSUs prior to the Effective Time (other than Common Shares held by Purchaser or any Affiliate thereof) shall cease to represent such securities and shall represent only the right to receive the Consideration therefor specified in Section 2.2 in accordance with the terms of the Arrangement, subject to compliance with the requirements set forth in this Article 4.

Section 4.2	Other Vitran Securities

At the Effective Time, each and every certificate, document, agreement or other instrument, if any, formerly representing any and all other Vitran Securities that represent or may be exercised for, or converted into, shares or other securities of Vitran shall be and shall be deemed to be cancelled, void and of no further force and effect without any further authorization, act or formality.

Section 4.3	Lost Certificates

If any certificate which immediately prior to the Effective Time represented outstanding Common Shares that were exchanged pursuant to Article 2 hereof, has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will, subject to the terms hereof, issue in exchange for such lost, stolen or destroyed certificate, a cheque representing the amount of Consideration such Vitran Shareholder is entitled to in accordance with the terms of the Arrangement less applicable withholdings. When authorizing such issuance in exchange for any lost, stolen or destroyed certificate, the Person to whom such cheque is to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to the Depositary and Purchaser in such sum as Purchaser may reasonably direct or otherwise indemnify the Depositary, Vitran and Purchaser in a manner satisfactory to them against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4.4	Unclaimed Certificates

Notwithstanding any of the other provisions hereof, any certificate which immediately prior to the Effective Time represented outstanding Common Shares (other than Common Shares held by Purchaser or any affiliate thereof) that has not been surrendered with all other documents and instruments required by this Article 4 on or prior to the sixth anniversary of the Effective Date, shall cease to represent a claim or interest of any kind or nature against Vitran or Purchaser and the right of such Vitran Shareholder to receive payment of Consideration therefor, shall, on the sixth anniversary of the Effective Date, be deemed to have been surrendered and forfeited to Purchaser, together with all entitlements to dividends, distributions and any interest thereon held for such former Vitran Shareholder, for no consideration.

Section 4.5	Withholding Rights

Purchaser and the Depositary shall be entitled to deduct and withhold from any consideration payable to any Vitran Securityholder pursuant to Section 2.2 hereof, such amounts as Purchaser or the Depositary is required to deduct and withhold with respect to such payment under applicable Laws. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Vitran Securityholder in respect of which such deduction and withholding was made.

ARTICLE 5

AMENDMENTS

Section 5.1	Amendments to Plan of Arrangement

(a)	Vitran reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by Purchaser, (iii) filed with the Court and, if made following the Vitran Meeting, approved by the Court and (iv) communicated to the affected Vitran Shareholders.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Vitran at any time prior to the Vitran Meeting (provided that Purchaser shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Vitran Shareholders voting at the Vitran Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Vitran Meeting shall be effective only if (i) it is consented to by each of Vitran and Purchaser and (ii) if required by the Court, it is communicated to or consented to by the Vitran Shareholders.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date by Purchaser and Vitran, provided that it concerns a matter which, in the reasonable opinion of Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Vitran Securityholder.

(e)	Notwithstanding the foregoing provisions of this Section 6, no amendment, modification or supplement of this Plan of Arrangement may be made prior to the Effective Time except in accordance with the terms of the Arrangement Agreement.

ARTICLE 6

FURTHER ASSURANCES

Section 6.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

SCHEDULE A

Representations and Warranties of Vitran

Vitran represents and warrants to and in favour of Purchaser as follows:

(a)	Organization. Each of Vitran and the Vitran Subsidiaries has been incorporated and is validly subsisting under the Laws of the jurisdiction in which it was incorporated and has full corporate or legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Each of Vitran and the Vitran Subsidiaries is registered, licensed or otherwise qualified as an extra-provincial corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect. All of the outstanding shares of Vitran and the Vitran Subsidiaries are duly authorized, validly issued, fully paid and non- assessable (and, where required, properly registered). All of the outstanding shares of the Vitran Subsidiaries are owned directly or indirectly by Vitran or a Vitran Subsidiary. Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable Vitran Subsidiary, the outstanding securities of the Vitran Subsidiaries are owned free and clear of all Encumbrances other than the Secured Lender Encumbrances and neither Vitran nor any of the Vitran Subsidiaries is liable to any Person in respect thereof. Except as disclosed in the Vitran Disclosure Letter, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of Vitran or any of the Vitran Subsidiaries. Other than the Vitran Subsidiaries, Vitran does not have any investment or proposed investment in any Person which, for the financial year ended December 31, 2012 accounted for, or which, for the financial year ending December 31, 2013 is expected to account for, more than five percent of the consolidated assets or consolidated revenues of Vitran or would otherwise be material to the business and affairs of Vitran on a consolidated basis.

(b)

Capitalization. Vitran is authorized to issue an unlimited number of Common Shares. As at December ~~6~~—, 2013 there were 16,432,241 Common Shares outstanding and an aggregate of 590,750 Common Shares were set aside for issue under the Vitran Stock Option Plan. Except for the Vitran Options there are no options, warrants, conversion privileges or other securities, rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Vitran or any of the Vitran Subsidiaries to issue or sell any shares of Vitran or any of the Vitran Subsidiaries or any securities or obligations of any kind convertible into or exchangeable for any shares of Vitran or any of the Vitran Subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of Vitran or any of the Vitran Subsidiaries having the right to vote with the Vitran Shareholders on any matter. There are no rights of first refusal or similar rights restricting the transfer of Common Shares contained in any shareholders, partnership, joint venture or similar agreements or pursuant to existing financing agreements and there are no outstanding contractual obligations of Vitran or of any of the Vitran Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Common Shares or with respect to the voting or disposition of any outstanding Common Shares.

(c)	Authority. Vitran has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Vitran as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Vitran and the completion by Vitran of the Arrangement and the other Transactions contemplated by this Agreement have been authorized by the directors of Vitran and, subject to the approval by the Vitran Shareholders in the manner contemplated herein, no other corporate proceedings on the part of Vitran are necessary to authorize this Agreement or to complete the Arrangement and the other Transactions contemplated herein. This Agreement has been executed and delivered by Vitran and constitutes a legal, valid and binding obligation of Vitran, enforceable against Vitran in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. The execution and delivery by Vitran of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the other Transactions contemplated hereby, do not and will not:

(i)	result in a violation, contravention or breach of, require any consent to be obtained or notice under, constitute a default or give rise to the right to receive any extraordinary or accelerated payment or any termination rights under any provision of,

(A)	the articles or by-laws (or their equivalent) of Vitran or any of the Vitran Subsidiaries,

(B)	except for the consents, waivers, permits, exemptions, orders or approvals of, and any registrations and filings with, any Governmental Entity contemplated in Section 10 and disclosed in the Vitran Disclosure Letter, any applicable Laws, or

(C)	except as disclosed in the Vitran Disclosure Letter, any note, bond, mortgage, indenture, loan agreement, deed of trust agreement, contract, agreement, licence or permit to which Vitran or any of the Vitran Subsidiaries is bound or is subject or of which Vitran or any Vitran Subsidiary is the beneficiary, that would, individually or in the aggregate, have a Material Adverse Effect;

(ii)	except as disclosed in the Vitran Disclosure Letter, give rise to any right of termination or acceleration of any indebtedness, or cause any indebtedness owing by Vitran or any of the Vitran Subsidiaries to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect;

(iii)	result in the imposition of any Encumbrance upon any of the property or assets of Vitran or any of the Vitran Subsidiaries, or restrict, hinder, impair or limit the ability of Vitran or any of the Vitran Subsidiaries to conduct the business of Vitran or any of the Vitran Subsidiaries as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect;

(iv)	except as disclosed in the Vitran Disclosure Letter, result in any payment (including termination, severance, unemployment compensation, change of control, “golden parachute”, bonus or otherwise) becoming due to any Employee, director, officer or consultant of Vitran or of any Vitran Subsidiary (whether automatically or solely upon further action on the part of such director, officer, consultant or Employee) or increase any benefits otherwise payable under any Employee Plan or result in the acceleration of the time of payment or vesting of any such benefits;

(v)	violate any judgment, ruling, order, writ, injunction determination, award, decree, statute, ordinance, rule or regulation applicable to Vitran or any of the Vitran Subsidiaries or to any of the their respective properties or assets, except violations which would not, individually or in the aggregate, have a Material Adverse Effect; or

(vi)	cause the suspension or revocation of any authorization, consent, approval, license or permit currently in effect which would, individually or in the aggregate, have a Material Adverse Effect.

(d)

Governmental Authorizations. No consent, approval, order or authorization of, or declaration or filing with, or waiver of any right of, any Governmental Entity or other Person is required to be obtained or made by Vitran or any of the Vitran Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by Vitran of the Arrangement and the other Transactions contemplated herein other than (i) the Competition Act Approval, (ii) the Transportation Act Approval, (iii) any approvals required pursuant to the Interim Order or the Final Order, (iv) filings with the Director under the OBCA and filings with and approvals required by Securities Authorities and the Exchanges, (v) any approvals under the HSR, if applicable, and (vi) any other consent, waiver, permit, order or approval which if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect or a material impact on the ability of Vitran to complete the Arrangement or any other Transaction contemplated herein. Other than as set out in this paragraph, there is no legal impediment to Vitran’s consummation of the Arrangement.

(e)	Other Authorizations. Each of Vitran and the Vitran Subsidiaries hold all permits, licenses, qualifications, authorizations and Environmental Approvals necessary or required to carry on or conduct its business as currently conducted and as contemplated to be conducted, except where the failure to hold such permits, licenses, qualifications, authorizations or Environmental Approvals would not, individually or in the aggregate, have a Material Adverse Effect. All such permits, licenses, qualifications, authorizations and Environmental Approvals are in full force and effect and no event has occurred or circumstance exists that may constitute or result in a violation of such permits, licenses, qualifications, authorizations and Environmental Approvals, except where such violation would not, individually or in the aggregate, have a Material Adverse Effect. No proceedings are pending or, to the knowledge of Vitran, threatened which would result in the revocation or limitation of any such permits, licenses, qualifications, authorizations and Environmental Approvals, and all steps have been taken and filings made on a timely basis with respect thereto (including renewals), except where the failure to take such steps and make such filings would not, individually or in the aggregate, have a Material Adverse Effect.

(f)	Directors’ Approvals . The directors of Vitran, present at a meeting have received an oral opinion from Stephens, Inc., the financial advisor to the directors of Vitran, that the Consideration is fair, from a financial point of view, to the Vitran Shareholders and the directors of Vitran have, after consultations with Vitran’s financial and legal advisors, unanimously:

(i)	determined that the Consideration is fair to the Vitran Shareholders and that the Arrangement is in the best interests of Vitran and the Vitran Shareholders;

(ii)	recommended that the Vitran Shareholders vote the Common Shares beneficially owned or controlled by them in favour of the Arrangement Resolution; and

(iii)	approved the Arrangement and the other Transactions contemplated herein and authorized the entering into of this Agreement and the performance by Vitran of its obligations hereunder.

(g)	Vitran Subsidiaries. All of the Subsidiaries of Vitran are set out in the Vitran Disclosure Letter.

(h)	No Defaults. Neither Vitran nor any of the Vitran Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under, any contract, agreement or licence to which any of them is a party or by which any of them is bound which would, individually or in the aggregate, have a Material Adverse Effect.

(i)	Absence of Changes. Since December 31, 2012, except as publicly disclosed in the Vitran Documents filed on SEDAR and EDGAR prior to the date hereof, or disclosed in the Vitran Disclosure Letter:

(i)	Vitran and each of the Vitran Subsidiaries has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)	Vitran has not incurred or suffered a Material Adverse Change and there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Material Adverse Change;

(iii)	there has not been any acquisition or sale by Vitran or any of the Vitran Subsidiaries of any material property or material assets;

(iv)	there has not been any incurrence, assumption or guarantee by Vitran or any of the Vitran Subsidiaries of any debt for borrowed money, any creation or assumption by Vitran or any of the Vitran Subsidiaries of any Encumbrance, any making by Vitran or any of the Vitran Subsidiaries of any loan, advance or capital contribution to, or investment in any other Person or any entering into, amendment of, relinquishment, termination or non-renewal by Vitran or any of the Vitran Subsidiaries of any contract, agreement, licence, lease transaction, commitment or other right or obligation other than in the Ordinary Course or which would, individually or in the aggregate, have a Material Adverse Effect;

(v)	Vitran has not declared or paid any dividends or made any other distribution on any of the Common Shares or redeemed, repurchased or otherwise acquired any Common Shares;

(vi)	Vitran has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Common Shares;

(vii)	other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Vitran or any of the Vitran Subsidiaries to any Employee or to any of their respective directors, officers or consultants, or any grant to any Employee or any such director, officer or consultant of any material increase in severance or termination pay or any material increase or modification of any Employee Plan (including, without limitation, the granting of Vitran Options or Vitran DSUs pursuant to the Vitran Incentive Plans) made to, for or with any of such Employees, directors, officers or consultants;

(viii)	Vitran has not effected any material change in its accounting methods, principles or practices or its interpretations thereof;

(ix)	there has not occurred any amendment or proposed amendment to the articles or by-laws of Vitran;

(x)	there has not occurred any material damage, destruction or loss in respect of Vitran or any Vitran Subsidiary or any of their respective properties and assets that is not fully covered by insurance (subject to normal deductibles);

(xi)	Vitran has not waived in favour of any Person any provisions of, or released or terminated, any confidentiality or standstill agreement to which it is a party; and

(xii)	neither Vitran nor any Vitran Subsidiary has agreed to do any of the foregoing.

(j)	No Insolvency. Neither Vitran nor any Vitran Subsidiary is insolvent within the meaning of applicable bankruptcy, insolvency or fraudulent conveyance laws. Except as disclosed in the Vitran Disclosure Letter, no act or proceeding has been taken or, to the knowledge of Vitran, is threatened by or against Vitran or any Vitran Subsidiary in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of Vitran or any Vitran Subsidiary or the appointment of a trustee, receiver, manager or other administrator of Vitran or any Vitran Subsidiary or any of their respective properties or assets. Neither Vitran nor any Vitran Subsidiary has sought protection under the Bankruptcy and Insolvency Act (Canada) or the Companies’ Creditors Arrangement Act (Canada) or similar Laws in any other jurisdiction.

(k)	Employment Matters. Except as disclosed in the Vitran Disclosure Letter:

(i)	neither Vitran nor any of the Vitran Subsidiaries is a party to or bound by any contracts in respect of any Employee, former Employee or consultant including:

(A)	any contracts providing for the re-employment of any Employee;

(B)	any bonus, pension, profit sharing, executive compensation, current or deferred compensation, incentive compensation, tax equalization, stock compensation, stock purchase, stock option, stock appreciation, phantom stock option, savings, severance or termination pay, retirement, supplementary retirement, hospitalization insurance, salary continuation, legal, health or other medical, dental, life, disability or other insurance plan, program, agreement or arrangement or other plans or arrangements providing employee benefits, except for the plans providing employee benefits described in the Vitran Disclosure Letter;

(C)	any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to any Employee, consultant, director or officer of Vitran or any Vitran Subsidiary or any employment, service, consulting or other agreement with any Employee, consultant, director or officer of Vitran or any of the Vitran Subsidiaries which provides for termination of employment or of the contract, as the case may be, on more than 6 months’ notice (excluding such as results by Law from the employment of an employee without an agreement as to notice or severance);

(D)	any contract or understanding with an Employee that cannot be terminated other than in accordance with the terms of such contract or understanding or under applicable Laws; and

(ii)	there are no material overdue payments to Employees (including any amounts related to unused or accrued vacation days);

(iii)	all current assessments under workers’ compensation legislation in relation to Vitran or any Vitran Subsidiary and all of their respective contractors and subcontractors have, in all material respects, been paid or accrued in accordance with GAAP. Except as disclosed in the Vitran Disclosure Letter, neither Vitran nor any Vitran Subsidiary has been or is subject to any additional or penalty assessment under such legislation which has not been paid or has been given notice of any audit; and

(iv)	there are no outstanding inspection orders or written equivalent made under any occupational, health and safety legislation which relate to Vitran or any of the Vitran Subsidiaries. Vitran and the Vitran Subsidiaries have complied with any orders issued under any occupational, health and safety legislation, except with the failure to comply would not, individually or in the aggregate, have a Material Adverse Effect, and there are no appeals of any orders under occupational, health and safety legislation against Vitran or any of the Vitran Subsidiaries which are currently outstanding.

(l)	Collective Agreements. Except as disclosed in the Vitran Disclosure Letter:

(i)	neither Vitran nor any of the Vitran Subsidiaries is a party to any collective bargaining agreement, contract or legally binding commitment with any trade union or employee organization or group in respect of or affecting any Employees;

(ii)	neither Vitran nor any of the Vitran Subsidiaries are currently engaged in any labour negotiation;

(iii)	neither Vitran nor any of the Vitran Subsidiaries are a party to any material application, claim, complaint, grievance, arbitration or other proceeding by or respecting any Employees or former Employees under any Laws or before any Governmental Entity, including without limitation, any application for certification or which otherwise involves the recognition of any trade union or similar employee organization as the bargaining agent of any of the Employees, or any unfair labour practice complaint;

(iv)	neither Vitran nor any of the Vitran Subsidiaries are currently engaged in any unfair labour practice nor is Vitran aware of any pending or threatened complaint regarding any alleged unfair labour practices;

(v)	there is no strike, labour dispute, work slowdown or stoppage against or involving Vitran or any of the Vitran Subsidiaries nor, to the knowledge of Vitran, are any strikes, labour disputes, work slowdowns or stoppages pending or threatened against Vitran or any of the Vitran Subsidiaries;

(vi)	neither Vitran nor any of the Vitran Subsidiaries have experienced any material work stoppage in the 24 month period immediately preceding the date of this Agreement; and

(vii)	to the knowledge of Vitran, neither Vitran nor any of the Vitran Subsidiaries are, nor have they been in the 24 month period preceding the date of this Agreement, the subject of any union organization effort or campaign or similar organization effort by any employee organization or group in respect of or affecting any Employees.

(m)	Intellectual Property.

(i)	The Vitran Disclosure Letter sets forth a true, accurate and complete list of all registered Intellectual Property Rights owned or used by Vitran or any of the Vitran Subsidiaries as of the date hereof. All of the Intellectual Property Rights owned or used by Vitran or any of the Vitran Subsidiaries as of the date hereof, are valid, enforceable and subsisting. The Intellectual Property Rights owned by or licensed to Vitran or the Vitran Subsidiaries include all of the intellectual property rights necessary to conduct the business of Vitran and the Vitran Subsidiaries in the manner in which such business is currently being conducted.

(ii)	Except as disclosed in the Vitran Disclosure letter, to the knowledge of Vitran, as of the date hereof, neither Vitran nor any Vitran Subsidiary is currently being sued or charged in writing with or is a defendant in any claim, suit, action or proceeding that involves a claim of infringement of any Intellectual Property Right, and Vitran has no knowledge of any other claim of infringement by Vitran or any Vitran Subsidiary, and no knowledge of any continuing infringement by any other Person of any Intellectual Property Right.

(iii)	To the knowledge of Vitran, the current use by Vitran and the Vitran Subsidiaries of the Intellectual Property Rights does not infringe the rights of any other Person.

(iv)	Vitran warrants that Vitran or one or more of the Vitran Subsidiaries have good and valid title to all Intellectual Property Rights they own and that any licenses by which Intellectual Property Rights are licensed to or from Vitran or the Vitran Subsidiaries are, in all material respects, in full force and effect, are unamended and there are no outstanding defaults or breaches under any of them, except where such default or breach would not, individually or in the aggregate, have a Material Adverse Effect.

(n)

Computer Systems and Software. The computer systems, Hardware and Software of Vitran and the Vitran Subsidiaries including personal computers and special purpose systems (including billing systems, operational support systems and business support systems) are fully operational in all material respects. For the purposes hereof, “Hardware” means the computer hardware, mainframes, personal computers, servers, client/server stations, network equipment, routers, semi- conductor chips, embedded Software, communication lines and other equipment “Software” means computer programs, operating systems, applications, interfaces, applets, software scripts, macros, firmware, development tools, and other instructions or sets of instructions for Hardware or Software to follow, including SQL and other query languages, hypertext markup language (“html”), wireless markup language, xml and other computer markup languages, in object, source or other code.

(o)	Financial Matters.

(i)	The audited consolidated financial statements of Vitran as at and for the fiscal years ended December 31, 2012, 2011 and 2010 (including the notes thereto and related management’s discussion and analysis) and Vitran’s unaudited financial statements as at and for the nine months ended September 30, 2013 (including the notes thereto and related management’s discussion and analysis) were prepared in accordance with GAAP, consistently applied, and fairly present in all material respects the consolidated financial condition of Vitran at the respective dates indicated and the results of operations of Vitran for the periods covered on a consolidated basis (subject, in the case of any unaudited interim consolidated financial statements, to normal period-end adjustments) and reflect adequate provision for the material liabilities of Vitran on a consolidated basis in accordance with GAAP. Neither Vitran nor any of the Vitran Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the consolidated financial statements of Vitran for the nine months ended September 30, 2013, except liabilities and obligations incurred in the ordinary and regular course of business since December 31, 2012. Vitran is able to pay its liabilities as they become due; the realizable value of the assets of Vitran is not less than the aggregate of the liabilities thereof and the stated capital of all classes of shares thereof.

(ii)	The management of Vitran has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Vitran in its annual filings, interim filings or other reports filed, furnished or submitted by it under applicable securities Laws or the rules of the Exchanges is reported within the time periods specified in such Laws and rules.

(iii)

As of the date hereof, neither Vitran nor any of the Vitran Subsidiaries nor, to Vitran’s knowledge, any director, officer, employee, auditor, accountant or representative of Vitran or any of the Vitran Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Vitran or any of the Vitran Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that Vitran or any of the Vitran Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the Audit Committee of the directors of Vitran.

(p)	No Prohibited Payments. Neither Vitran, nor any Vitran Subsidiary, nor, to the knowledge of Vitran, any officer, director, Employee, shareholder, agent or other Person acting on behalf of Vitran or any Vitran Subsidiary, (i) has made any Prohibited Payments, (ii) has received any payments, services or gratuities that were not legal to receive or that were not legal for the Person making them to provide, (iii) has engaged in any transactions or made or received payments that were not properly recorded on the accounting books and records of Vitran or any Vitran Subsidiary or properly disclosed on their respective financial statements, or (iv) has maintained any off-book bank or cash account or “slush funds”.

(q)	Books and Records. The corporate records and minute books of Vitran and, since the date each Vitran Subsidiary was acquired or incorporated by Vitran, the corporate records and minute books of the Vitran Subsidiaries have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects. The minute books of Vitran and the Vitran Subsidiaries provided to Purchaser for review are true and complete in all material respects and the minutes and documents contained therein have not been amended or supplemented since the time of such review. Financial books and records and accounts of Vitran and the Vitran Subsidiaries in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Vitran and the Vitran Subsidiaries, and (iii) accurately and fairly reflect the basis for the consolidated financial statements of Vitran.

(r)

Litigation. As of the date hereof and except as set out in the Vitran Disclosure Letter, there is no complaint, claim, action, suits, audits, grievances, assessments, proceeding or investigation pending or in progress or, to the knowledge of Vitran, threatened against or relating to Vitran or any of the Vitran Subsidiaries or affecting any of their respective properties, permits, licences or assets at law or equity or before any Governmental Entity or before any other Person which, individually or in the aggregate, would prevent or hinder the consummation of the Arrangement and the Transactions contemplated herein or which, individually or in the aggregate, involve the possibility of any judgment or liability which would have a Material Adverse Effect. Except as set out in the Vitran Disclosure Letter, there is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Vitran, threatened against or relating to Vitran or any of the Vitran Subsidiaries, before any Governmental Entity. Neither Vitran nor any of the Vitran Subsidiaries, nor any of their respective properties or assets is subject to any outstanding judgment, fine, penalty, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, or requires or may require, the expenditure of an amount of money in the aggregate in excess of USD$1,000,000 as a condition to or a necessity for the right or ability of Vitran or any Vitran Subsidiary, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the Arrangement and the other Transactions contemplated by this Agreement.

(s)	Insurance. Vitran and the Vitran Subsidiaries maintain policies of insurance in amounts and in respect of such risks as Vitran reasonably has determined to be commercially reasonable having regard to the industries in which Vitran and the Vitran Subsidiaries operate and as required in accordance with their respective licences and permits, and such policies are in full force and effect as of the date hereof and will not be cancelled, revoked or otherwise terminated as a result of the completion of the Arrangement.

(t)

Real Property. Except as disclosed in the Vitran Disclosure Letter, neither Vitran nor any of the Vitran Subsidiaries owns or has agreed to acquire any real property or interest in real property (the real property described therein being referred to as the “Real Property”). Vitran or one or more of the Vitran Subsidiaries is the legal and beneficial owner of all Real Property, have the exclusive right to possess, use and occupy, and have good and marketable title in fee simple to, all the Real Property free and clear of all Encumbrances, other than for the Real Property Encumbrances and for such defects in title or Encumbrances that, individually or in the aggregate, do not have a Material Adverse Effect and, together with the rights of Vitran and the Vitran Subsidiaries in respect of the Leased Real Properties, no other real property rights are necessary for the conduct of the business of Vitran and the Vitran Subsidiaries as currently conducted or contemplated to be conducted. There are no matters affecting the right, title and interest of Vitran or any Vitran Subsidiary in and to any Real Property which, individually or in the aggregate, would materially and adversely affect the ability of Vitran and the Vitran Subsidiaries to carry on business upon the Real Property as it has been carried on in the Ordinary Course and no part of any Real Property is subject to any building or use restriction that restricts or would restrict or prevent the use and operation of the Real Property as it has been used or operated in the Ordinary Course in the past by Vitran and the Vitran Subsidiaries. All buildings, structures, improvements and appurtenances situated on the Real Property are in good operating condition and in a state of good maintenance and repair and are adequate and suitable for the purposes for which they are currently being used, with such exceptions as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect. Neither Vitran nor any Vitran Subsidiary has: (i) entered into any agreement to sell, transfer, encumber or otherwise dispose of or impair the right, title and interest of Vitran or any Vitran Subsidiary in and to any Real Property; or (ii) received any notification of, and Vitran has no knowledge of, any outstanding or incomplete work orders, deficiency notices or other current non-compliance with applicable Laws relating to any of the Real Property or any portion thereof. The current uses of all Real Property are permitted, in all material respects, under current zoning and land use regulations and applicable Laws and Vitran has no knowledge of any proposed or pending changes to any zoning regulation or official plan affecting any Real Property or of any expropriation or condemnation or similar proceeding pending or threatened against any Real Property. Vitran is not aware of any claim or the basis for any claim that could adversely affect its or any Vitran Subsidiaries’ right to use, transfer or otherwise exploit any Real Property and neither Vitran nor any Vitran Subsidiary has any obligation to pay any material commission, royalty, license fee or similar payment to any Person with respect to the property rights in respect thereof.

(u)	Leased Property. The real property leases entered into by Vitran and the Vitran Subsidiaries listed in the Vitran Disclosure Letter are all of the leases relating to all lands and premises leased by Vitran and the Vitran Subsidiaries (collectively, “Leased Real Properties”) in conducting their respective activities, and are in full force and effect, and Vitran and such Subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof, with such exceptions as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect. Except as disclosed in the Vitran Disclosure letter, there are no written or oral agreements, leases, undertakings, subleases, licenses, concessions, occupancy agreements or other contracts granting to any other Person the right of use or occupancy of any of the Leased Real Properties (or any portion thereof), and there is no other Person in possession of all or any portion of the Leased Real Properties. Vitran has made available to Purchaser copies of all such leases. Neither Vitran nor any of the Vitran Subsidiaries has received written notice that any party to any such lease intends to cancel, terminate or otherwise modify or not renew such lease, and to the knowledge of Vitran, no such action has been threatened. Neither Vitran nor any of the Vitran Subsidiaries is in default of any of the provisions of any such leases nor has such default been alleged, other than such defaults or alleged defaults that would not, individually or in the aggregate, result in a Material Adverse Effect.

(v)

Personal Property. Each of Vitran and the Vitran Subsidiaries own all personal property owned by it and used in their respective business as currently conducted and contemplated to be conducted, in each case free and clear of all Encumbrances, other than for the Secured Lender Encumbrances or as would not materially affect the value of such property or interfere with the use made and proposed to be made of such property by Vitran and the Vitran Subsidiaries; and all personal property held under lease by Vitran and the Vitran Subsidiaries is held under valid, subsisting and enforceable leases with such exceptions as are not material and do not materially interfere with the use made or proposed to be made of such property by Vitran and the Vitran Subsidiaries and neither Vitran nor any of the Vitran Subsidiaries has received written notice that any party to any such lease intends to cancel, terminate or otherwise modify or not renew such lease, and to the knowledge of Vitran, no such action has been threatened. Neither Vitran nor any of the Vitran Subsidiaries is in default of any of the provisions of any such leases nor has such default been alleged, other than such defaults or alleged defaults that would not, individually or in the aggregate, result in a Material Adverse Effect.

(w)	Condition of Tangible Property. All tangible personal property of Vitran and each Vitran Subsidiary is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement, except for such property whose failure to be in such condition does not have a Material Adverse Effect.

(x)	Environmental. Except as would not individually or in the aggregate have a Material Adverse Effect:

(i)	Neither Vitran nor any of the Vitran Subsidiaries is in violation of, or has violated or has any liability under, any Environmental Law and there are no facts, circumstances or conditions existing, initiated or occurring prior to the Effective Date which could result in liability under any Environmental Laws. Without limiting the generality of the foregoing: (i) there has been no Environmental Condition at, on, under or from any of the properties currently owned, leased or operated by Vitran or any Vitran Subsidiary (including, without limitation, soils and surface and ground waters) during the period of Vitran’s or the applicable Vitran Subsidiary’s ownership, tenancy or operation of such property; (ii) there has been no Environmental Condition at, on, under or from any of the properties formerly owned, leased or operated by Vitran or any Vitran Subsidiary (including, without limitation, soils and surface and ground waters) during the period of Vitran’s or any Vitran Subsidiary’s ownership, tenancy or operation of such property; (iii) none of the real property currently leased or operated by Vitran or any Vitran Subsidiary contains underground improvements, including but not limited to treatment or storage tanks, or underground piping associated with such tanks, used currently or in the past for the management of Contaminants, and no portion of such real property is or has been used as a dump or landfill or consists of or contains filled-in land or wetlands; and (iv) neither PCBs, “toxic mold,” asbestos- containing materials, nor any contamination are present on or in the real property currently owned, operated or leased by Vitran or the Vitran Subsidiaries or the improvements thereon.

(ii)	Neither Vitran nor any Vitran Subsidiary has received any notice, demand, claim or request for information or other written communication alleging that Vitran or any Vitran Subsidiary (i) is actually, potentially or allegedly liable under any Environmental Law for an Environmental Condition, or (ii) may be in violation of or have any liability under any Environmental Law.

(iii)	Vitran and each Vitran Subsidiary are in compliance with the Environmental Approvals held or maintained by Vitran and such Subsidiaries.

(iv)	Neither Vitran nor any of the Vitran Subsidiaries has arranged, by contract, agreement or otherwise, for the transportation, disposal or treatment of Contaminants at any location such that it is or could be liable for Remediation of such location pursuant to Environmental Laws, and no such location, nor any of the real property currently owned, operated, or leased by Vitran or any of the Vitran Subsidiaries is listed on any governmental list or database of properties that may require Remediation.

(y)	Tax Matters. Except as disclosed in the Vitran Disclosure Letter,

(i)	Vitran and the Vitran Subsidiaries have filed or caused to be filed, and will continue to file and cause to be filed, in a timely manner all Tax Returns required to be filed by them (all of which Tax Returns were correct and complete in all material respects and no material fact has been omitted therefrom) and have, in all material respects, paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes, including any instalments and prepayments, that are due and payable, collectible and remittable. No extension of time in which to file any Tax Returns is in effect. Vitran has provided adequate accruals in accordance with GAAP in its published consolidated financial statements for any Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns. Since such publication date, no material liability for Taxes not reflected in such consolidated financial statements has been incurred or accrued by Vitran or the Vitran Subsidiaries other than in the ordinary course of business. Vitran and the Vitran Subsidiaries have, in all material respects, made adequate provision or disclosure in its books and records for any Taxes accruing in respect of any period subsequent to the period covered by such financial statements, whether or not shown as being due on any Tax Return. No lien for Taxes has been filed or exists other than for Taxes not yet due and payable.

(ii)	There are no reassessments of Taxes in respect of Vitran or any of the Vitran Subsidiaries that have been issued and are outstanding and there are no outstanding issues which have been raised and communicated to Vitran or any Vitran Subsidiary by any Governmental Entity for any taxation year in respect of which a Tax Return of Vitran or any Vitran Subsidiary has been audited. As of the date hereof, no Governmental Entity has challenged, disputed or questioned Vitran or any Vitran Subsidiary in respect of Taxes or Tax Returns. None of Vitran or any Vitran Subsidiary is negotiating any draft assessment or reassessment with any Governmental Entity. Neither Vitran nor any Vitran Subsidiary has executed or filed with any Governmental Entity any agreement or waiver extending the period for assessment, reassessment or collection of any Taxes. No audit of Vitran or any Vitran Subsidiary by any Governmental Entity is in process or, to the knowledge of Vitran, pending.

(iii)	Vitran and each Vitran Subsidiary has withheld from each payment made to any of its present or former Employees, officers and directors, and to all other Persons all material amounts required by law to be withheld, and furthermore, has remitted such withheld amounts within the prescribed periods to the appropriate Governmental Entity. Vitran and each Vitran Subsidiary has remitted all applicable pension plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of its Employees and has remitted such amounts to the proper Governmental Entity within the time required under applicable Law. Vitran and each Vitran Subsidiary has, in all material respects, charged, collected and remitted on a timely basis all Taxes as required under applicable Law on any sale, supply or delivery whatsoever, made by them.

(iv)	All Taxes, local improvements, utilities and any and all other payments to or assessments of any Governmental Entity having jurisdiction in respect of any Real Property have been paid or made, or accrued for.

(v)	Neither Vitran nor any Vitran Subsidiary is party to any tax sharing, tax indemnity or tax allocation agreement or arrangement.

(vi)	Neither Vitran nor any Vitran Subsidiary has acquired property from a non-arm’s length Person which could subject it to a liability under section 160 of the Tax Act or comparable provisions of any applicable tax Laws.

(vii)	No claim has ever been made by any Governmental Entity in a jurisdiction where either Vitran or any Vitran Subsidiary do not file Tax Returns that Vitran or any Vitran Subsidiary is or may be subject to Taxes or is required to file Tax Returns in that jurisdiction.

(viii)	To the knowledge of Vitran, there are no circumstances existing which could reasonably be expected to result in an assessment of Vitran or any Vitran Subsidiary on the basis of sections 78 or 80 to 80.04 of the Tax Act or comparable provisions of any applicable tax Laws.

(ix)	Vitran has provided to Purchaser true, correct and complete copies of (a) all Tax Returns relating to Taxes for any taxable period beginning within five years prior to the date hereof; and (b) material portions of any income tax audit reports, statement of deficiencies, closing or other agreements received by Vitran or any Vitran Subsidiary relating to Taxes for any taxable period beginning within five years prior to the date hereof.

(x)	Neither Vitran nor any Vitran Subsidiary has made an “excessive eligible dividend designation” as defined in subsection 89(1) of the Tax Act in respect of any dividend paid, or deemed by any provision of the Tax Act to have been paid on any class of shares of its capital.

(xi)	Vitran and each Vitran Subsidiary has prepared all transfer pricing documentation required under subsection 247(4) of the Tax Act and has otherwise complied with the transfer pricing rules contained in section 247 of the Tax Act.

(z)	Employee Plans.

(i)	Disclosed in the Vitran Disclosure Letter are all material written employee benefit, welfare, supplemental unemployment benefit, bonus, pension, profit sharing, tax equalization, executive compensation, current or deferred compensation, incentive compensation, stock compensation, stock purchase, stock option, stock appreciation, phantom stock option, savings, severance or termination pay, retirement, supplementary retirement, hospitalization insurance, salary continuation, legal, health or other medical, dental, life, disability or other insurance (whether insured or self-insured) plan, program, agreement or arrangement, including any such plans which are sponsored or maintained by any Governmental Entity sponsored, maintained or contributed to or required to be contributed to by Vitran or any of the Vitran Subsidiaries for the benefit of its Employees or former Employees and their dependents or beneficiaries to which Vitran or any of the Vitran Subsidiaries participates or has any actual or potential liability or obligations, other than plans established pursuant to statute (collectively the “Employee Plans”).

(ii)	Vitran has made available to Purchaser copies of all Employee Plans and all booklets and manuals prepared for, and circulated to, the Employees and their beneficiaries concerning each Employee Plan, together with copies of all written communications of a general nature provided to such Employees and their beneficiaries, describing the benefits provided under each such Employee Plan referred to therein.

(iii)	All of the Employee Plans have, in all material respects, been established, registered, qualified, funded, invested and administered in accordance with, and are in good standing under, all Laws, the terms of such Employee Plans and with all understandings, written or oral, between Vitran, the Vitran Subsidiaries and the Employees or former Employees.

(iv)	No material amendments have been made to any Employee Plan and no improvements to any Employee Plan have been promised and no amendments or improvements to any Employee Plan will be made or promised by Vitran or any of the Vitran Subsidiaries prior to the Effective Date.

(v)	No changes have occurred to the Employee Plans or are expected to occur which would materially affect the actuarial reports or any of the financial information relevant to Vitran or the Vitran Subsidiaries.

(vi)	None of the Employee Plans provides post-retirement benefits to or in respect of the Employees or any former Employees or to or in respect of the beneficiaries of such Employees and former Employees.

(vii)	All data necessary to administer each Employee Plan is in the possession of Vitran and is in a form sufficient for the proper administration, in all material respects, of each Employee Plan.

(viii)	Vitran and/or the Vitran Subsidiaries may unilaterally amend, modify, vary, revise, revoke, or terminate, in whole or in part, each Employee Plan, subject only to approvals required by Laws.

(ix)	All contributions or premiums required to be made by Vitran or any Vitran Subsidiary under the terms of each Employee Plan or by Laws have been made, in all material respects, in a timely fashion in accordance with Laws and the terms of the Employee Plans, and neither Vitran nor any Vitran Subsidiary has, and as of the Effective Date will not have, any actual or potential material unfunded liabilities (other than liabilities accruing after the Effective Date) with respect to any of the Employee Plans. All liabilities of Vitran or any Vitran Subsidiary (whether accrued, absolute, contingent or otherwise) related to all Employee Plans have, in all material respects, been disclosed in accordance with GAAP in the financial statements of Vitran.

(x)	As of the date hereof, no Employee Plan, nor any related trust or other funding medium thereunder, is subject to any pending, threatened or anticipated investigation, examination or other legal proceeding, initiated by any Governmental Entity or by any other Person (other than routine claims for benefits) which would, if not decided in Vitran’s favour, individually or in the aggregate, have Material Adverse Effect.

(xi)	There have been no withdrawals, applications or transfers of assets from any Employee Plan or the trusts or other funding media relating thereto except in accordance with the terms of such Employee Plan, Laws and all applicable agreements.

(xii)	Except as disclosed in the Vitran Disclosure Letter, the execution of this Agreement and the completion of the Arrangement and the other Transactions contemplated hereby will not (either alone or in conjunction with any additional or subsequent events) constitute an event under any Employee Plan that will or may result in any material payment (whether of severance pay or otherwise), acceleration of payment or vesting of benefits, forgiveness of indebtedness, vesting, distribution, restriction on funds, increase in benefits or obligation to fund benefits with respect to any Employee.

(xiii)	There exists no liability in connection with any former benefit plan relating to the Employees or former Employees of Vitran or any Vitran Subsidiary or their beneficiaries that has terminated, and all procedures for termination of each such former benefit plan have been, in all material respects, properly followed in accordance with the terms of such former benefit plans and Laws.

(aa)	Reporting and Other Status. Vitran has a class of securities registered pursuant to Section 12(b) of the Exchange Act and is a reporting issuer or its equivalent in each of the provinces of Canada and is not a reporting issuer in any other jurisdiction of Canada or the equivalent of a reporting issuer in any other foreign jurisdiction. The Common Shares are listed on each of the Exchanges and no other securities of Vitran are listed on either of the Exchanges. No securities of Vitran are listed or quoted for trading on any stock exchange or quotation system other than the Exchanges. To the knowledge of Vitran and as at the date hereof, the level of ownership by registered holders of Common Shares resident in the United States is at least 50% of the outstanding Common Shares.

(bb)	Reports. Vitran has filed (including, as applicable, on SEDAR or EDGAR) or furnished, as applicable, with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed or furnished by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to as the “Vitran Documents”). The Vitran Documents, at the time filed or furnished, (a) did not contain any misrepresentation (as defined in the Securities Act (Ontario)) and (b) complied with the requirements of applicable securities Laws and the rules, policies and instruments of all Securities Authorities and stock exchanges having jurisdiction over Vitran, except where such non-compliance would not, individually or in the aggregate, have a Material Adverse Effect. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment) the Vitran Documents filed or furnished did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Vitran has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(cc)	Compliance with Laws and Exchange Requirements. Vitran and the Vitran Subsidiaries (A) have complied with and are not in violation of any applicable Laws other than non-compliance or violation which would not, individually or in the aggregate, have a Material Adverse Effect; and (B) have complied and are in compliance with any applicable listing and corporate governance rules and regulations of each of the Exchanges other than non- compliance which would not, individually or in the aggregate, have a Material Adverse Effect. Neither Vitran nor any Vitran Subsidiary has received any notice of any alleged violation of applicable Laws or the listing and corporate governance rules and regulations of either of the Exchanges other than which such violation would not, individually or in the aggregate, result in a Material Adverse Effect.

(dd)	No Cease Trade. No securities of Vitran are subject to any cease trade or other order, ruling or determination of any applicable stock exchange or Securities Authority and, to the knowledge of Vitran, no investigation or other proceedings involving Vitran which may operate to prevent or restrict trading of any securities of Vitran are currently in progress or pending before any applicable stock exchange or Securities Authority.

(ee)	No Option on Assets. No Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Vitran or any Vitran Subsidiary of any of the assets owned by Vitran or any Vitran Subsidiary and none of the properties or assets owned by Vitran or any Vitran Subsidiary are subject to any right of first refusal, or purchase or other similar acquisition rights.

(ff)	Material Contracts. Vitran has provided to or made available to Purchaser copies of all contracts, leases, instruments, notes, bonds, debentures, agreements, arrangements or understandings to which Vitran or any Vitran Subsidiary is a party or under which Vitran or any Vitran Subsidiary is bound which is material to the conduct of the business and affairs of Vitran and the Vitran Subsidiaries (collectively, the “Vitran Material Contracts”). Other than the Vitran Material Contracts, there are no other contracts, leases, instruments, notes, bonds, debentures, agreements, arrangements or understandings material to the conduct of the business of Vitran and the Vitran Subsidiaries that if breached or in default would, either individually or in the aggregate, have a Material Adverse Effect, and, except as disclosed in the Vitran Disclosure Letter, there are no current or pending negotiations with respect to the renewal, termination or amendment of any of the Vitran Material Contracts. Each of Vitran and the Vitran Subsidiaries have performed all respective obligations required to be performed by them to date under the Vitran Material Contracts, except where such non-performance, individually or in the aggregate, would have a Material Adverse Effect. Neither Vitran nor any Vitran Subsidiary is in breach or default under any Vitran Material Contract to which it is a party or bound, nor does Vitran have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, have a Material Adverse Effect. Neither Vitran nor any Vitran Subsidiary knows of, or has received written notice of, any breach or default under (nor, to the knowledge of Vitran, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such Vitran Material Contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, have a Material Adverse Effect. All of the Vitran Material Contracts are legal, valid, binding and in full force and effect and are enforceable by Vitran or the applicable Vitran Subsidiary, as the case may be, in accordance with their respective terms (subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally, and to general principles of equity).

(gg)	Certain Contracts. Except as disclosed in the Vitran Disclosure Letter, neither Vitran nor any of the Vitran Subsidiaries is a party to or bound by any non- competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit the manner or the localities in which the business of Vitran or the Vitran Subsidiaries are conducted, (ii) limit any business practice of Vitran or any Vitran Subsidiary in any material respect, or (iii) restrict any acquisition or disposition of any property by Vitran or any Vitran Subsidiary.

(hh)	Financial Advisors. Except as disclosed in the Vitran Disclosure Letter, Vitran has not agreed to pay any financial advisor, broker, agent or finder on account of this Agreement or the Arrangement or any other Transaction contemplated hereby. Vitran has delivered to Purchaser a true, correct and complete copy of all of its agreements with any financial advisor, broker, agent or finder disclosed in the Vitran Disclosure Letter.

(ii)	MI 61-101. The Arrangement and the other Transactions contemplated in this Agreement do not require Vitran to obtain a formal valuation pursuant to the MI 61-101. There is no “related party” (as defined in the MI 61-101) of Vitran entitled to receive directly or indirectly a “collateral benefit” (as defined in the MI 61-101) as a consequence of the Arrangement or the other Transactions contemplated in this Agreement.

SCHEDULE B

Representations and Warranties of Purchaser and Parent

Purchaser represents and warrants to and in favour of Vitran as follows:

(a)	Organization. Each of Purchaser and Parent has been incorporated and is validly subsisting under the Laws of the jurisdiction in which it was incorporated and each has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Each of Purchaser and Parent is registered, licensed or otherwise qualified as an ~~extra- provincial~~extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not be material to Purchaser or Parent, as applicable.

(b)	Authority. Each of Purchaser and Parent has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Purchaser and Parent, as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments, as applicable. The execution and delivery of this Agreement by each of Purchaser and Parent and the completion by Purchaser and Parent of the Arrangement and the other Transactions contemplated by this Agreement have been authorized by the respective directors of Purchaser and Parent, and no other corporate proceedings (including shareholders meetings) on the part of Purchaser or Parent are necessary to authorize this Agreement or to complete the Arrangement and the other Transactions contemplated hereby. This Agreement has been executed and delivered by each of Purchaser and Parent and constitutes, a legal, valid and binding obligation of each of Purchaser and Parent, enforceable against each of them in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. The execution and delivery by each of Purchaser and Parent of this Agreement and the performance by each of them of their respective obligations hereunder and the completion of the Arrangement and the other Transactions contemplated hereby, do not and will not:

(i)	result in a violation, contravention or breach of, require any consent to be obtained or notice under, constitute a default or give rise to any termination rights under any provision of,

(A)	the articles or by-laws of Purchaser or Parent,

(B)	except for the consents, waivers, permits, exemptions, orders or approvals of, and any registrations and filings with, any Governmental Entity contemplated in Section 9(d), any applicable Laws, or

(C)	any note, bond, mortgage, indenture, loan agreement, deed of trust agreement, contract, agreement, licence or permit to which Purchaser or Parent is bound or is subject to or of which Purchaser or Parent is the beneficiary, except where such violation, contravention or breach, or failure to obtain consent or provide notice would not have a material impact on the ability of Purchaser or Parent to complete the Arrangement and the other Transactions contemplated herein.

(c)	Governmental Authorizations. No consent, approval, order or authorization of, or declaration or filing with, or waiver of any right of, any Governmental Entity or other Person is required to be obtained or made by Purchaser or Parent in connection with the execution and delivery of this Agreement or the consummation by each of Purchaser and Parent, as applicable, of the Arrangement and the other Transactions contemplated hereby other than (i) any approvals required pursuant to the Interim Order or the Final Order, (ii) the Competition Act Approval, (iii) the Transportation Act Approval, (iv) approvals under the HSR, as applicable; (v) approvals that may be required under applicable securities Laws; and (vi) any other consent, waiver, permit, order or approval which if not obtained, would not have a material impact on the ability of Purchaser or Parent, as applicable, to complete the Arrangement or any other Transaction contemplated herein.

(d)	Directors’ ~~App rovals~~Approvals. The respective directors of Purchaser and Parent have unanimously authorized the entering into of this Agreement and the performance by each of Purchaser and Parent of its obligations hereunder.

(e)	Investment Canada. Purchaser is not a “non-Canadian” within the meaning of the Investment Canada Act (Canada).

(f)	Residency. Purchaser is not a “non-resident” within the meaning of the Tax Act.

(g)	Funds Available. Purchaser has sufficient funds, or adequate arrangements for financing are in place to ensure that it will have sufficient funds, to pay the aggregate Consideration under the Arrangement as provided for in this Agreement.

(h)	Ownership of Vitran Shares. Other than ~~250~~1,263,478 Common Shares, none of Purchaser, Parent or their Affiliates beneficially owns any Common Shares or securities convertible or exchangeable for Common Shares.

(i)	US Securities Law Compliance.

(i)	Purchaser does not have, nor is it required to have, any class of securities registered under the U.S. Exchange Act, nor is Purchaser subject to any reporting obligation (whether active or suspended) pursuant to the Exchange Act.

(ii)	Purchaser is not, and has never been, an investment company registered or required to be registered under the Investment Company Act of 1940 of the United States of America, as amended.